SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003
_____

 AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2001,
        PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

REPORT
FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2001

Another good quarter — the third in succession

Group results for the quarter

- Headline earnings before unrealised hedging activities up 15% to $76 million ($0.71 per share or $0.36 per ADR), or 19% to R637 million (595 cents per share).
- Total cash costs down 5% to $176 per ounce.
- Total production costs down 5% to $211 per ounce.
- Return on capital of 13.6%.
- Sale of the Free State assets is being finalised.
- Offer documents filed in Normandy bid, with approval for the transaction received from the South African Reserve Bank.
- Continued safety improvements in all regions.

Regional operating results for the quarter

SOUTH AFRICA

- Key operations once again exceed production and cost targets.
- Gold production increases marginally to 36,466 kilograms (1,172,000 ounces).
- Total cash costs 1% lower at R49,648 per kilogram.
- Operating profit increases by 25% through improved operating performance and lower retrenchment costs.
- Great Noligwa produces 268,000 ounces at a total cash cost of $118 per ounce.

AFRICA

- Another good quarter, with inclusion of Yatela mine for the first time.
- Gold production up 9% (down 4% excluding Yatela).
- Operating profit maintained for the quarter.
- Morila successfully completes its 90-day continuous production and economic completion testing.
- Excellent safety performance for the region, improving the year-to-date LTIF rate by 25% to 1.32.

NORTH AMERICA

- Gold production up 4%.
- Total cash costs down 1% to $199 per ounce.
- Total cash costs at Jerritt Canyon down 8% to $200 per ounce, with production up 1%.
- Production at CC&V up 6% and total cash costs up 9% ($193 per ounce) due to increased consumables.

SOUTH AMERICA

- Gold production up 6%, with increased production at all operations.
- Total cash costs down 9% to $128 per ounce.
- Total production costs down 9% to $193 per ounce.

AUSTRALIA

- Gold production up 14%.
- Total cash costs increase by 1% to $197 per ounce resulting from Tanami closure and start of hard ore processing at Sunrise Dam.
- Sunrise Dam throughputs exceed design targets and production up 14%.
- Significant improvement at Union Reefs following implementation of revised mining plan.
- Encouraging exploration results at Sunrise Dam and Coyote in western Tanami.

		Quarter ended Sept 2001	Quarter ended Jun 2001	Nine months ended Sept 2001	Nine months ended Sept 2000	Quarter ended Sept 2001	Quarter ended Jun 2001	Nine months ended Sept 2001	Nine months ended Sept 2000
		Rand/Metric				**Dollar/Imperial**			
Gold									
Produced	- kg/oz 000	**55,440**	53,915	**163,732**	167,389	**1,782**	1,733	**5,264**	5,382
Revenue	- R/kg/$/oz sold	**77,635**	73,578	**75,071**	65,901	**288**	285	**289**	305
Total cash costs	- R/kg/$/oz produced	**47,687**	47,663	**47,887**	45,763	**176**	185	**184**	212
Total production costs	- R/kg/$/oz produced	**57,046**	57,079	**57,164**	52,601	**211**	221	**220**	244
Operating profit	- R/$ million	**1,136**	966	**2,995**	2,384	**135**	120	**369**	352
Net capital expenditure	- R/$ million	**629**	576	**1,740**	1,071	**75**	71	**215**	158
Net profit	- R/$ million	**439**	509	**1,285**	1,247	**53**	63	**159**	184
Net earnings (basic)	- cents per share	**410**	475	**1,200**	1,166	**50**	59	**149**	171
Headline earnings	- cents per share	**459**	538	**1,405**	1,256	**55**	67	**174**	185
Headline earnings before unrealised hedging activities	**- cents per share**	**595**	501	**1,504**	1,256	**71**	62	**185**	185
Dividends	- cents per share			**700**	750			**85**	110

Certain forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Throughout this document, $ refers to US dollars, unless otherwise stated.



Published by AngloGold

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND DEPUTY CHAIRMAN

Dear Shareholder,

The market

In both economic and geopolitical terms this third quarter stands in the shadow of the events in New York and Washington of 11 September. It remains too early to confidently describe, let alone predict, the medium- to long-term effects of these events for markets, including the gold market. In the short term, the gold price went up into the low $290s, rising less and for a shorter time than many commentaries predicted. It has now returned to its pre-11 September trading range. On the demand side, the likelihood is that jewellery demand will be down for the third quarter, reflecting the economic downturn already in progress; an unusually long period in India that was regarded as astrologically inauspicious and affected gold sales; and reduced Asian gold demand after the terror attacks in the United States.

Operating performance

The company has achieved sound operating results, with operating profit up 13% on the previous quarter, headline earnings before unrealised hedging activities up 15% and total cash and total production costs both down 5% to $176 per ounce and $211 per ounce respectively. In the context of a received gold price which rose by 1% this is a solid performance, with all regions doing well.

The South African operations reduced their costs in rand terms by 1% to R49,648 per kilogram, despite the effect of annual wage increases this quarter, and operating profit rose by 25% to R715 million. With the impact of the rand/dollar devaluation, cash costs measured in dollar per ounce terms decreased by $10 an ounce to $184, reflecting a 5% improvement. Leading the enhanced performance in South Africa this quarter and clearly showing that deep-level gold mines and high unit costs are not synonymous, was AngloGold's largest and most profitable mine, Great Noligwa, which produced 268,000 ounces during the quarter at a cash cost of $118, contributing $40 million to the quarterly operating profits of the company.

The African region benefited from the inclusion of Yatela, with gold production rising by 9% to 229,000 attributable ounces. Prospects for increasing the rate of mining and extending the reserves of the Geita mine are good.

Our operations in both North and South America achieved higher gold production while recording lower cash operating costs. In Australia, production increased by 14% and cash costs held steady.

As always, there are operational challenges. Matjhabeng and Joel in South Africa, and Union Reefs in Australia are all in close-down mode. Tau Lekoa's grade problems are receiving our attention and we will be looking for a slow but steady improvement in performance there.

Against the background of very significant success in South Africa, we are delighted to confirm that Dave Hodgson will be taking up the role of AngloGold's Chief Operating Officer. We are confident that he will bring coherence and wisdom to the co-ordination and leadership of the global operations as he has done in the South African region.

Possible sale of Free State assets in South Africa

We have received offers for all of AngloGold's Free State mines and are in the process of finalising the transaction. The primary concern here must, of course, be the received price. We are, however, aware of the need to be mindful of the character of the new entity after the sale. Here, considerations are the imperative to consolidate ownership and management in the region, the capacity and record of the purchaser in ventures of this kind and a concern to promote sustainable and viable black economic empowerment in the mining sector.

Normandy

The Normandy offer is progressing according to plan, although the regulatory burden involved in a multi-jurisdictional transaction such as this has delayed the filing process by some two weeks. Nevertheless, we still anticipate the closing date of the offer period to be 14 December. The management of Normandy is currently reviewing the Bidder's Statement and the board will make its recommendation within two weeks of the posting of the document which is scheduled for this week. We remain confident that the bid will succeed.

BOBBY GODSELL
Chairman and Chief Executive Officer

RUSSELL EDEY
Deputy Chairman

30 October 2001

OPERATING AND FINANCIAL REVIEW

OVERVIEW

Strong, broadly-based and sustainable operational performances from all of AngloGold's regions have resulted in operating profit for the quarter ended 30 September 2001 increasing by 13% to $135 million. Headline earnings (excluding unrealised losses on hedging activities) improved by 15% to $76 million ($0.71 per share or $0.36 per ADR).

The price received for gold for the quarter was 1% higher at $288 per ounce. Gold production increased by 3% to 1.78 million ounces. Total cash costs and total production costs both decreased by 5% to $176 per ounce and $211 per ounce respectively, as a result of improved production and lower operating costs. AngloGold's return on capital for the quarter was 13.6%.

Management continues to focus attention on improving workplace safety and health in all of its operating regions and reports steady overall progress. There have also been some notable safety achievements during the quarter at Jerritt Canyon, Sadiola and in South Africa.

The company has received unsolicited offers from interested parties for its Free State assets, accounting in this quarter for 16% of AngloGold's production and 6% of its operating profit. Shareholders will be advised of the outcome of these discussions in due course.

SOUTH AFRICA

Overall performance

This was another good quarter for the South African region, with production, total cash costs and operating profit all showing improvements over the previous quarter. Total cash costs were 1% lower at R49,648 per kilogram (5% lower in dollar terms to $184 per ounce). Operating profit increased by 25% because of an enhanced operating performance and lower retrenchment costs. Productivity indices, expressed in grams per employee as well as square metres per employee, both showed improvements of 3% and 7% respectively, over the previous quarter.

Regrettably, seven employees lost their lives during the quarter as a result of mine accidents. This performance represents the best on record for the company in respect of the number of occupational deaths occurring in any quarter. This performance was underpinned by a Lost-Time Injury Frequency Rate (LTIFR) of 11.59 which is a 7% improvement on the same period last year. The ongoing process of risk identification and management continues to

yield safety benefits. The Lower Carbon Leader section at TauTona, the world's deepest working level in a gold mine, has been free of fatal accidents now for two years, whilst Kopanang has achieved more than 1.5 million fatal accident free shifts.

Mine performance

In the Vaal River region, **Great Noligwa**, accounting for 23% of AngloGold's South African production this quarter, performed strongly with improved productivity, a higher recovered grade (up 9%) and total cash costs lower at R31,758 per kilogram ($118 per ounce). Operating profit at R336 million (up 28%) mirrored these impressive operating performances. At **Kopanang**, an improvement in grade and area mined resulted in gold production of 4,033 kilograms (130,000 ounces), which exceeded the exceptional achievement of the first quarter. Total cash costs at R47,030 per kilogram reflect a 9% improvement with operating profit of R94 million exceeding target.

Tau Lekoa, after a good first half-year, produced disappointing results. Gold production decreased by 24% to 1,819 kilograms (58,000 ounces) and total cash costs increased to R65,845 per kilogram due to a combination of unexpectedly lower grade, poor environmental conditions and safety concerns. Management has focused attention on grade improvement and anticipates a slow but steady return to normal performance levels.

In the West Wits region, gold production at **TauTona** increased by 3% to 5,021 kilograms (161,000 ounces). Total cash costs decreased slightly (2%) to R41,583 per kilogram ($154 per ounce). **Savuka** was unable to sustain its gold output (down 8%) despite an increase in volume mined. Recovered grade fell by 3% as a result of lower mining volumes in the shaft pillar. Total cash costs increased by 9% to R69,087 per kilogram ($256 per ounce). The significant but expected improvement at **Mponeng** was mainly owing to the availability of new panels in the recently holed raise lines. Gold production at 3,144 kilograms (101,000 ounces) increased by 28% and total cash costs fell by 19% to R57,009 per kilogram ($211 per ounce). The operating profit moved from a loss of R38 million to a profit of R11 million.

In the Free State, the level of gold production at **Bambanani** was not sustained owing to a slightly lower grade and a reduction in tonnes milled. Bambanani experienced a fire in the pillar area and this resulted in some lost production and the unavailability of certain working areas. Total cash costs were lower in absolute terms but unit costs increased to R63,913 per kilogram ($238 per ounce). **Tshepong** experienced a drop in recovered grade (down 4%) although still above target. Total cash costs rose because a greater area was mined and there was increased development. **Matjhabeng** and **Joel**, whilst both operating in closure mode, have posted improved operating results.

At **Ergo**, gold production increased by 8% through improved head grade and higher metallurgical efficiency as well as through the gold recovered from the clean-up of the now closed gold elution circuit of the Daggafontein plant. Operating profit rose by 73% to R31 million.

AFRICA

Overall performance

The Africa region had a good production quarter with the inclusion of Yatela mine for the first time. This enabled the region to produce 229,000 attributable ounces, an increase of 9% on the previous quarter, at a total cash cost of $131 per ounce. Operating profit was maintained at $22 million for the quarter. The region had an excellent safety quarter, recording one lost-time injury and thereby improving its year-to-date LTIF rate by 25% to 1.32.

Mine performance

Production at **Sadiola** (38% attributable) decreased by 10% to 47,000 attributable ounces, mainly due to treating lower grade material as planned. The lower production increased unit total cash costs by 10% to $137 per ounce. The mine has been accident-free for the year. **Yatela** (40% attributable) had an excellent start by producing 25,000 attributable ounces. This was above expectation, and at a creditable total cash cost of $146 per ounce. The mine is now fully commissioned and operating at its designed capacity of 400 tons per hour.

Morila (40% attributable) continued its good performance by producing 65,000 attributable ounces for the quarter — a level similar to the previous quarter — at a total cash cost of $104 per ounce, an increase of 4%. Morila successfully completed its 90-day continuous production and economic completion testing, making the project loan non-recourse to AngloGold.

Production at **Geita** (50% attributable) was maintained at levels similar to those of the previous quarter at 72,000 attributable ounces and at a total cash cost of $150 per ounce, an increase of 13% on the previous quarter. The increased cost is mainly due to higher power costs as a result of the hardness of the ore being treated. The mine recorded no accidents for the quarter.

Production at **Navachab** decreased by 8% for the quarter to 20,000 ounces at a total cash cost of $181 per ounce, an increase of 12% on the previous quarter. The lower production was largely due to recovery problems which have since been resolved.

NORTH AMERICA

Overall performance

Gold production in North America increased by 4% compared to the previous quarter due to the realisation of production from second quarter crushed ore placement at Cripple Creek &Victor (CC&V). Total cash costs per ounce decreased by $3 per ounce to $199 as a result of improved ounce placement at CC&V and the benefits realised from ongoing cost-cutting efforts.

Mine performance

At **Jerritt Canyon** (70% attributable), production of 74,000 ounces was 1% higher than the second quarter, as a result of increased processing of Cortez ore tons. Total tonnage processed this quarter was approximately 12% higher than the second quarter, with a 20% increase in the processing of Cortez ore. Total cash costs were $200 per ounce, a decrease of 8% on the previous quarter, as significant savings from cost-cutting initiatives were realised. Jerritt Canyon's SSX mine was selected for the Mine Safety and Health Administration's highest award – Sentinels of Safety – as the safest underground metal group mine in the United States for year 2000.

Production at **CC&V** (67% attributable – effectively 100% – see Note 4 on page 8) was 61,000 ounces, 6% higher than levels for the previous quarter. Crushed ore tons placed for leaching were approximately 2% higher. Reduced run-of-mine ore tonnage mined during the period resulted in total ore placement being 11% lower than the second quarter. Production continued to benefit from prior period ounce placement. Total cash costs were $193 per ounce, an increase of 9% on the second quarter due partly to higher mobile maintenance expenditures, increased costs and consumption of commodities.

SOUTH AMERICA

Overall performance

Gold production in the South American region was 6% higher at 112,000 ounces. Total cash costs were down by 9% ($128 per ounce) as a result of improved production, the continuing cost-cutting programme, adjustments to the optimised stripping ratio, increased by-products at Cerro Vanguardia and currency impacts in Brazil.

Mine performance

Gold production for the quarter was up at all operations: by 14% at **Cerro Vanguardia** (46.25% attributable) as a result of increased ore treated and better grades (11%), by 3% at **Morro Velho** due to a higher volume of ore treated, and by 3% at **Serra Grande** (50% attributable) due to improved production from quartz veins ore with higher grades.

With respect to safety, **Cerro Vanguardia** was affected by four lost-time injuries, while **Serra Grande** remains below the Ontario benchmark, with **Morro Velho** showing improvements following the implementation of a new safety action plan.

AUSTRALIA

Overall performance

Production for the quarter of 134,000 ounces was 14% above the previous quarter, with strong increases at all mines except Tanami, which has been processing remnant stockpile ore prior to its closure in early October. At A$384 ($197) per ounce, total cash costs have been maintained at close to the level achieved in the previous quarter.

Mine performance

At **Sunrise Dam,** the benefits from the expansion of the plant have been quickly realised. Throughputs have exceeded design targets and gold production during the quarter increased by 14% to 77,000 ounces. Cash expenditure rose because of an increase in activity levels across the operation as processing rates were lifted. As anticipated, head grade fell by 13% and recovery declined from 89% to 83% as full processing of hard ore commenced. As a consequence, there was an increase in total cash costs of 15% to A$332 ($170) per ounce.

The performance of **Union Reefs** improved significantly from the previous quarter. The implementation of a revised mine plan resulted in an increase in production to 29,000 ounces, an improvement of 25% on the June quarter. The strong improvement in production flowed through to total cash costs, which fell by 14% to A$452 ($232) per ounce from A$524 ($269) per ounce in the previous quarter. No offers were received for Union Reefs' mine assets, so AngloGold will continue to manage the operation through to closure in late 2002 or early 2003. Negotiations are proceeding on the disposal of the Brocks Creek assets.

At the **Boddington** oxide operation an improvement in production of 10% to 22,000 ounces was achieved. Total cash costs were also reduced

significantly as mining activity wound down, falling to A$343 ($176) per ounce from A$417 ($215) per ounce in the previous quarter. The current operations at Boddington are scheduled to cease at the end of November and the plant will be placed on care and maintenance pending the commencement of the Boddington Expansion Project.

At **Tanami**, processing of remnant stockpiled ore continued. Production for the September quarter was down 8% compared to the previous quarter. Although all operational mining has ceased, hauling and mining activities associated with site rehabilitation have contributed to the higher total cash costs of A$471 ($239) per ounce compared with A$370 ($193) per ounce in the previous quarter.

EXPLORATION OVERVIEW

Drilling at **Sunrise Dam** resulted in numerous high-grade intercepts during the quarter. In the northern area, the Mako and Sunrise Shear zones returned 19 metres at 12.9 g/t and 3 metres at 36.3 g/t respectively. To the south, significant results from the Western Shear and the Watu structure included 20 metres at 8.1 g/t and 6 metres at 27.1 g/t. Preliminary evaluation of the southern area indicates that a pit cutback to access at least 250,000 ounces is economically attractive.

At **Coyote**, located in the Western Tanami, drilling at Buggsy-Gonzalez and Speedy-Sylvester increased the mineralised strike length to 800 metres. Drilling is in progress to realise the resource potential on strike and at depth prior to infill drilling. Significant intercepts were 8 metres at 20.5 g/t at Buggsy-Gonzalez and 5 metres at 10.0 g/t at Speedy-Sylvester.

At **Geita Hill**, drilling for down plunge mineralisation intersected 39 metres at 7.1 g/t. At Chipaka, 300,000 ounces of indicated resource has been defined. Reconnaissance drilling at Prospect 30 and Samena returned 5 metres at 16.1 g/t and 5 metres at 13.3 g/t respectively.

GOLD MARKET

For the third quarter in succession, the gold market has been moved by unforeseen and extraordinary events. During the first quarter and again in the second quarter, the gold price rose sharply: on the first occasion on the back of unexpected tightness in the short-term gold lending market, on the second occasion on fears of a resurgence of inflation in the United States following a further cut in US interest rates. In both cases, the price corrected promptly to the comfort zone of $265-$275 per ounce. The third quarter was different, with the gold price affected by the terrorist attacks on the USA, a political event quite outside the gold market. This event saw gold almost immediately priced up by $20 per ounce to a spot price of over $290. Unlike the rallies of the first two quarters of this year when the gold price retraced promptly, on this occasion the gold price traded through to the end of the third quarter at around $290 per ounce. Only since the end of the quarter have we seen the price retrace to its earlier trading range in the $270s. The quarter was unusual too in seeing the South African currency weaken sharply at the beginning of September out of its long-term trading trend to a low of R9.03 to the US dollar, a low since eclipsed by further post-quarter-end weakness which saw the currency trade at R9.54 to the dollar on 22 October 2001.

The impact of these trading circumstances on gold revenues has been material. Whilst the average US dollar gold price for the quarter was up 2% on the previous quarter, at its peak the dollar gold spot price was over 9% higher than the opening price for the quarter. Similarly, whilst the average value of the rand against the US dollar for the quarter lost only 4% on the previous quarter's average, at its weakest point it had lost 13% of its opening value, and the currency has lost a further 6% since the end of the quarter. These circumstances produced a new high rand gold price of some R85,300 per kilogram in late September which has since been eclipsed by the highest rand gold price ever of R88,391 per kilogram on 8 October 2001. The average rand per kilogram for the quarter was R73,916 per kilogram, up by 7% on the average for the previous quarter. At its high point, the rand per kilogram price was over 23% higher than the opening price.

The events of 11 September that triggered the gold price increase were in all respects a classic extraneous influence eliciting the traditional response of a move to gold as a safe haven asset. Much has been written since that event regarding gold's role in uncertain times, and the argument has been made that the emerging realities of global economic circumstances provide further support for a new cycle of investment in gold. The supportive circumstances are several, including expectations of a weaker US dollar on the back of the certainty of recession in the United States, the dangers of renewed inflation that arise from lower interest rates and loosening of monetary policy, and the dangers of banking crises in a global economic decline.

Whilst many of these circumstances would be supportive of gold in model circumstances, we are still in a developing environment where not all of these elements are guaranteed to occur in a conventional fashion, or perhaps at all. Analysts and market commentators have forecast the decline of the US dollar for almost two years now, but the global nature of current economic problems may leave the dollar at current levels with no material weakening in the near to medium term. Equally, there are strong arguments that the nature of the economic problems facing the US economy today will tend to be deflationary, irrespective of Federal monetary policy, and that inflation is not likely to be a factor. These elements together leave gold still in a zone of uncertainty, although it has benefited from the renewed interest of commentators and analysts. A re-rating of the gold price, and a change of market balance in favour of gold in any event would be unlikely to occur in a matter of weeks, and we should watch the evolving balances of interest in this market in the months to come.

Predictably, the sharp price rise saw an equally sharp decline in physical demand in our largest market, India. Encouragingly, the higher price did not deter other physical markets, and there has been good buying for investment purposes in Turkey, Thailand and Indonesia. In the early stages of the price rally, investor and speculator buying was able to sustain the price rise. Unfortunately, after the initial price movement, there was little new investment buying, and volume on the futures market in gold has been very thin for a number of weeks. The beginning of the rally saw the New York Comex long position increase to a little over 120 tons net, but position-squaring in October has seen this long position fall back to around 75 tons. These levels of interest are within the sort of parameters of trading that we have seen on the market for some time, and in this respect the rally does not appear to have lifted investor interest to new levels.

Regarding currency markets, there has been no material change to the strength of the dollar in international markets during the period under review, and the US currency has continued to dominate global markets. The quarter saw a severe dislocation in our own currency market, as the rand broke out of an eight-to-nine year trading channel against the US dollar to reach new lows against the US currency. Since the end of the quarter, an all-time low of R9.54 to the US dollar has been seen. There are a number of aspects of the market in our currency which have contributed to weakness and to its vulnerability, and there is little doubt that the market has seen the rand as a one-way bet against the dollar. For some time now, this structural bias has been made worse by a lack of liquidity in the market, leading to a situation in which the currency can be moved by very small volumes of business. The current value of the rand is clearly reflective neither of purchasing power realities in the economy nor of the quality of economic policy and leadership in the country. Whilst it is difficult to imagine what steps might be taken to stabilise or correct the position in the market, there is little doubt that this will be a matter of concern for both market makers and those responsible for monetary policy for the foreseeable future.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 SEPTEMBER 2001

As at 30 September 2001, the group had outstanding the following net forward-pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 9.0152 available on 30 September 2001.

	Kilograms Sold	Forward Price R per kg	Forward Price $ per oz	Ounces Sold '000
12 months ending				
31 December 2001	41,134	R83,813	$288	1,322
2002	150,550	R84,416	$281	4,840
2003	90,457	R93,778	$292	2,908
2004	67,321	R100,940	$298	2,164
2005	47,864	R116,087	$326	1,539
January 2006 – December 2010	108,831	R134,481	$325	3,499
	506,156	R101,997	$300	16,273

The marked-to-market value of all hedge transactions making up the hedge positions in the above table was a negative R1,517 million (negative $168 million) as at 30 September 2001. The value was based on a gold price of $291.65 per ounce, exchange rates of R/$9.0152 and $/A$ 0.4918 and the prevailing market interest rates and volatilities at the time.

As at 29 October 2001, the marked-to-market value of the hedge book was a positive R322 million ($34.4 million) based on a gold price of $277.50 per ounce and exchange rates of $/R9.38 and A$/$0.5024 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 30 September 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2001.

ANGLOGOLD HEDGE POSITION AS AT 30 SEPTEMBER 2001

Year		2001	2002	2003	2004	2005	2006-2010	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	16,064	74,773	51,652	47,066	30,825	75,708	296,087
	$ per oz	$303	$299	$311	$310	$323	$342	$316
Put Options Purchased	Amount (kg)	1,747	10,238	5,808	2,662	757	1,291	22,504
	$ per oz	$385	$312	$352	$390	$291	$291	$336
	*Delta (kg)	1,652	4,500	4,187	1,970	252	370	12,931
Put Options Sold	Amount (kg)	4,665						4,665
	$ per oz	$283						$283
	*Delta (kg)	1,437						1,437
Call Options Purchased	Amount (kg)	14,272	5,407	667	572			20,918
	$ per oz	$297	$297	$350	$360			$301
	*Delta (kg)	6,993	2,766	168	166			10,093
Call Options Sold	Amount (kg)	41,778	21,962	10,463	3,303	1,704	2,233	81,444
	$ per oz	$310	$348	$372	$342	$358	$338	$331
	*Delta (kg)	14,219	3,911	2,045	1,261	644	1,210	23,290
RAND GOLD								
Forward Contracts	Amount (kg)	11,068	42,167	16,401	10,311	9,700	15,433	105,080
	Rand per kg	R80,071	R78,261	R82,939	R89,067	R120,396	R130,557	R91,812
Put Options Purchased	Amount (kg)	311						311
	Rand per kg	R75,555						R75,555
	*Delta (kg)	25						25
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	5,361	14,357	4,519	1,875	3,119	1,875	31,105
	Rand per kg	R84,469	R87,003	R93,766	R93,603	R125,774	R93,603	R92,232
	*Delta (kg)	3,209	9,153	2,783	1,436	1,651	1,652	19,884
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	3,694	18,040	13,841	5,443	6,221	31,726	78,965
	A$ per oz	A$519	A$567	A$521	A$531	A$654	A$617	A$581
Call Options Purchased	Amount (kg)	2,099	6,687	778		3,110	26,282	38,957
	A$ per oz	A$732	A$728	A$703		A$724	A$687	A$699
	*Delta (kg)	367	2,007	285		1,428	17,268	21,355
Call Options Sold	Amount (kg)		3,732					3,732
	A$ per oz		A$554					A$554
	*Delta (kg)		2,779					2,779
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	19,839	30,000					49,839
	Rand / $	R 4.67	R 7.17					R 6.18
Put Options Purchased	Amount ($)	105,000	105,000					210,000
	Rand per $	R 7.64	R 8.18					R 7.91
	*Delta ($)	19	4,872					4,891
Put Options Sold	Amount ($)	10,000						10,000
	Rand per $	R 7.60						R 7.60
	*Delta ($)	1,901						1,901
Call Options Purchased	Amount ($)	32,670	5,450					38,120
	Rand per $	R 7.85	R 6.48					R 7.66
	*Delta ($)	32,670	5,450					38,120
Call Options Sold	Amount ($)	165,670	153,450	8,000				327,120
	Rand per $	R 8.59	R 8.76	R 6.94				R 8.63
	*Delta ($)	138,594	101,273	7,942				247,809
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	(133)	43,748	29,428	15,970			89,012
	$ per A$	$0.49	$0.58	$0.59	$0.64			$0.60

NOTES

1. The results included herein for the quarter and nine months ended 30 September 2001, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter, 13,400 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 September 2001 to 107,181,237.

3. Orders placed and outstanding on capital contracts as at 30 September 2001 totalled R943 million (30 June 2001: R1,112 million), equivalent to $105 million (30 June 2001: $138 million) at the rate of exchange ruling on that date.

4. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

5. On 5 September 2001, AngloGold announced that it was to make an offer to acquire the entire issued share capital of Normandy Mining Limited, Australia's largest and leading gold company. The offer is to be settled in AngloGold shares in the ratio of 2.15 AngloGold shares for every 100 Normandy shares. The acquisition is subject to the fulfilment of certain conditions, including approval by AngloGold shareholders in general meeting. For this purpose a notice calling a general meeting of members, to be held at 11:00 on Monday, 19 November 2001 at The Johannesburg Country Club, Napier Road, Auckland Park, Johannesburg, South Africa is contained in the circular to members which was posted on Friday, 26 October 2001.

6. On 11 October 2001, AngloGold announced its intention to implement a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

7. On 10 October 2001, AngloGold published a cautionary announcement in which shareholders were advised that an offer had been received for the purchase of its assets in the Free State. Subsequent offers were received and the sale of the assets is being finalised.

8. **STRATE**

   Relevant information concerning the conversion of certificated ordinary shares of AngloGold into uncertificated shares (dematerialisation) in terms of the STRATE system was contained in a letter dated 30 July 2001 posted to shareholders on the South African register, together with the June 2001 quarterly report. The dematerialisation process commenced on 15 October 2001. Trading for electronic settlement begins on 5 November 2001 with the first electronic settlement taking place on 12 November 2001.

9. **Dividend**

   Interim dividend No. 90 of 700 South African cents per ordinary share was paid to registered shareholders on 28 September 2001. A dividend was paid to holders of American Depositary Receipts (ADRs) on 9 October 2001 at a rate of 38.21 US cents per American Depositary Share (ADS). Each ADS represents one-half of an ordinary share.

By order of the Board

R M GODSELL   **R P EDEY**
Chairman and Chief Executive Officer   *Deputy Chairman*

30 October 2001



FINANCIAL RESULTS : CONTENTS

GROUP OPERATING RESULTS

Issued Capital: 107,181,237 ordinary shares of 50 cents each
                    2,000,000 A redeemable preference shares
                    778,896 B redeemable preference shares
                    All the preference shares are held by a wholly owned subsidiary company
Weighted average: 107,080,120 ordinary shares in issue for the year to date

Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Nine months ended September 2000
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	4,445	4,462	13,536	16,003
		- waste	-	-	2	132
		- total	4,445	4,462	13,538	16,135
Yield	- g/t	- reef	8.38	8.29	8.22	7.95
		- waste	-	-	1.00	0.62
		- average	8.38	8.29	8.22	7.89
Gold produced	- kg	- reef	37,254	37,008	111,236	127,266
		- waste	-	-	2	82
		- total	37,254	37,008	111,238	127,348
PRODUCTIVITY						
g/employee		- target	229	218	217	208
		- actual	224	215	212	192
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		12,620	12,584	38,687	37,949
Yield	- g/t		0.30	0.31	0.32	0.31
Gold produced	- kg		3,843	3,902	12,284	11,748
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		22,498	20,424	61,305	34,956
Stripping ratio *			2.27	2.03	2.00	1.02
Tonnes treated	- 000		6,881	6,739	20,463	17,332
Yield	- g/t		2.08	1.93	1.97	1.63
Gold produced	- kg		14,343	13,005	40,210	28,293
TOTAL						
Gold produced	- kg		55,440	53,915	163,732	167,389
Gold sold	- kg		56,081	55,019	164,085	167,660
Revenue	- R/kg sold		77,635	73,578	75,071	65,901
Total cash costs	- R/kg produced		47,687	47,663	47,887	45,763
Total production costs	- R/kg produced		57,046	57,079	57,164	52,601
CAPITAL EXPENDITURE						
		- mining direct	529	513	1 458	1 014
		- other	102	76	297	103
		- recoupments	(2)	(13)	(15)	(46)
Net capital expenditure			629	576	1 740	1 071

 * Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

GROUP OPERATING RESULTS

Issued Capital:	107,181,237 ordinary shares of 50 cents each
	2,000,000 A redeemable preference shares
	778,896 B redeemable preference shares
	All the preference shares are held by a wholly owned subsidiary company
Weighted average:	107,080,120 ordinary shares in issue for the year to date

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Nine months ended September 2000
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	4,900	4,919	14,922	17,640
		- waste	-	-	2	145
		- total	4,900	4,919	14,924	17,785
Yield	- oz/t	- reef	0.244	0.242	0.240	0.232
		- waste	-	-	-	0.021
		- average	0.244	0.242	0.240	0.230
Gold produced	- oz 000	- reef	1,197	1,190	3,576	4,092
		- waste	-	-	-	3
		- total	1,197	1,190	3,576	4,095
PRODUCTIVITY						
oz/employee		- target	7.36	7.01	6.97	6.70
		- actual	7.20	6.92	6.80	6.18
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		13,911	13,871	42,644	41,833
Yield	- oz/t		0.009	0.009	0.009	0.009
Gold produced	- oz 000		124	125	395	377
OPEN-PIT OPERATIONS						
Tons mined	- 000		24,800	22,514	67,577	38,532
Stripping ratio *			2.27	2.03	2.00	1.02
Tons treated	- 000		7,585	7,428	22,557	19,106
Yield	- oz/t		0.061	0.056	0.057	0.048
Gold produced	- oz 000		461	418	1,293	910
TOTAL						
Gold produced	- oz 000		1,782	1,733	5,264	5,382
Gold sold	- oz 000		1,803	1,769	5,275	5,390
Revenue	- $/oz sold		288	285	289	305
Total cash costs	- $/ounce produced		176	185	184	212
Total production costs	- $/ounce produced		211	221	220	244
Rand/US Dollar average exchange rate			8.39	8.03	8.08	6.71
CAPITAL EXPENDITURE						
		- mining direct	63	64	180	150
		- other	12	9	37	15
		- recoupments	-	(2)	(2)	(7)
Net capital expenditure			75	71	215	158

* Stripping ratio = (tons mined - tons treated) / tons treated

GROUP INCOME STATEMENT

SA Rand million	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Nine months ended September 2000
Gold income	4,429	4,106	12,521	11,207
Cost of sales	(3,293)	(3,140)	(9,526)	(8,823)
Cash operating costs	2,606	2,518	7,722	7,630
Other cash costs	62	67	181	98
Total cash costs	2,668	2,585	7,903	7,728
Retrenchment costs	25	77	153	63
Rehabilitation and other non-cash costs	48	9	69	28
Production costs	2,741	2,671	8,125	7,819
Amortisation of mining assets	462	437	1,346	1,092
Total production costs	3,203	3,108	9,471	8,911
Inventory change	90	32	55	(88)
Operating profit	1,136	966	2,995	2,384
Corporate administration and other expenses	(44)	(44)	(132)	(126)
Market development costs	(31)	(31)	(94)	(72)
Research and development costs	(5)	(4)	(15)	(33)
Exploration costs	(51)	(50)	(152)	(200)
Profit from operations	1,005	837	2,602	1,953
Finance costs	(132)	(151)	(465)	(326)
Realised gain (loss) on hedging instruments	31	15	50	-
Unrealised (loss) gain on hedging activities	(235)	64	(173)	-
Interest receivable	31	42	114	206
Other net income (expense)	21	(23)	4	67
Profit before exceptional items	721	784	2,132	1,900
Profit (loss) on sale of mining assets	7	7	(31)	-
Impairment of mining assets	-	(3)	(3)	-
Amortisation of goodwill	(59)	(56)	(170)	(96)
Debt written-off	-	(21)	(21)	-
Profit before taxation	669	711	1,907	1,804
Taxation	(211)	(186)	(573)	(516)
Normal taxation	280	110	539	428
Deferred taxation	(69)	82	40	88
Taxation on exceptional items	-	(6)	(6)	-
Profit after taxation	458	525	1,334	1,288
Minority interest	(19)	(16)	(49)	(41)
Net profit	439	509	1,285	1,247
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	439	509	1,285	1,247
(Profit) loss on sale of mining assets	(7)	(7)	31	-
Impairment of mining assets	-	3	3	-
Amortisation of goodwill	59	56	170	96
Debt written-off	-	21	21	-
Taxation on exceptional items	-	(6)	(6)	-
Headline earnings	491	576	1,504	1,343
Unrealised loss (gain) on hedging activities	235	(64)	173	-
Deferred tax on unrealised (loss) gain on hedging activities	(89)	24	(66)	-
Headline earnings before unrealised (loss) gain on hedging activities	637	536	1,611	1,343
Earnings per ordinary share - cents				
- Basic	410	475	1,200	1,166
- Headline	459	538	1,405	1,256
- Headline before unrealised gain on hedging activities	595	501	1,504	1,256
Dividends				
- Rm			750	803
- cents per share			700	750

GROUP INCOME STATEMENT

US Dollar million	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Nine months ended September 2000
Gold income	528	511	1 548	1 665
Cost of sales	(393)	(391)	(1 179)	(1 313)
Cash operating costs	311	314	956	1 135
Other cash costs	7	8	23	15
Total cash costs	318	322	979	1 150
Retrenchment costs	3	10	19	9
Rehabilitation and other non-cash costs	6	1	8	5
Production costs	327	333	1 006	1 164
Amortisation of mining assets	55	54	167	162
Total production costs	382	387	1 173	1 326
Inventory change	11	4	6	(13)
Operating profit	135	120	369	352
Corporate administration and other expenses	(5)	(5)	(16)	(19)
Market development costs	(4)	(4)	(12)	(10)
Research and development costs	(1)	(1)	(2)	(5)
Exploration costs	(6)	(6)	(19)	(30)
Profit from operations	119	104	320	288
Finance costs	(16)	(19)	(58)	(49)
Realised gain (loss) on hedging instruments	4	2	7	-
Unrealised (loss) gain on hedging activities	(27)	8	(19)	-
Interest receivable	4	5	14	31
Other net income (expense)	3	(3)	-	10
Profit before exceptional items	87	97	264	280
Profit (loss) on sale of mining assets	1	1	(4)	-
Impairment of mining assets	-	-	-	-
Amortisation of goodwill	(7)	(7)	(21)	(14)
Debt written-off	-	(3)	(3)	-
Profit before taxation	81	88	236	266
Taxation	(25)	(23)	(71)	(76)
Normal taxation	33	14	66	64
Deferred taxation	(8)	10	6	12
Taxation on exceptional items	-	(1)	(1)	-
Profit after taxation	56	65	165	190
Minority interest	(3)	(2)	(6)	(6)
Net profit	53	63	159	184
Headline earnings				
The net profit has been adjusted by the following				
to arrive at headline earnings:				
Net profit	53	63	159	184
(Profit) loss on sale of mining assets	(1)	(1)	4	-
Impairment of mining assets	-	-	-	-
Amortisation of goodwill	7	7	21	14
Debt written-off	-	3	3	-
Taxation on exceptional items	-	(1)	(1)	-
Headline earnings	59	71	186	198
Unrealised loss (gain) on hedging activities	27	(8)	19	-
Deferred tax on unrealised (loss) gain on hedging activities	(10)	3	(7)	-
Headline earnings before unrealised (loss) gain on hedging activities	76	66	198	198
Earnings per ordinary share - cents				
- Basic	50	59	149	171
- Headline	55	67	174	185
- Headline before unrealised gain on hedging activities	71	62	185	185
Dividends				
- $m			91	118
- cents per share			85	110

GROUP BALANCE SHEET

September 2001	June 2001	September 2000		September 2001	June 2001	September 2000
US Dollar million				**SA Rand million**		
			ASSETS			
			Non-current assets			
2 297	2 429	2 607	Mining assets	20 737	19 538	18 862
359	373	275	Goodwill	3 244	3 003	1 988
16	18	19	Investments in associates	149	146	140
7	7	6	Other investments	65	59	44
40	43	40	AngloGold Environmental Rehabilitation Trust	365	349	287
22	27	49	Long-term loans	195	218	354
2 741	2 897	2 996		24 755	23 313	21 675
			Current assets			
183	197	189	Inventories	1 648	1 586	1 370
160	163	224	Trade and other receivables	1 447	1 314	1 623
66	141	-	Financial instruments	597	1 137	-
19	19	19	Current portion of long-term loans	169	156	138
170	149	160	Cash and cash equivalents	1 537	1 202	1 154
598	669	592		5 398	5 395	4 285
3 339	3 566	3 588	**Total assets**	30 153	28 708	25 960
			EQUITY AND LIABILITIES			
			Share capital and reserves			
885	992	1 099	Share capital and premium	7 986	7 983	7 949
113	65	22	Non-distributable reserves	1 032	563	162
(66)	61	-	Other comprehensive income	(593)	488	-
246	315	376	Retained earnings	2 224	2 533	2 718
1 178	1 433	1 497	Shareholders' equity	10 649	11 567	10 829
29	30	25	Minority interests	263	240	183
1 207	1 463	1 522		10 912	11 807	11 012
			Non-current liabilities			
378	525	600	Borrowings	3 416	4 220	4 343
-	-	17	Debentures	-	-	121
243	267	296	Provisions	2 190	2 145	2 143
380	499	601	Deferred taxation	3 431	4 015	4 350
1 001	1 291	1 514		9 037	10 380	10 957
			Current liabilities			
261	259	255	Trade and other payables	2 352	2 081	1 841
180	38	-	Financial instruments	1 626	302	-
627	475	256	Current portion of borrowings	5 660	3 819	1 853
63	40	41	Taxation	566	319	297
1 131	812	552		10 204	6 521	3 991
3 339	3 566	3 588	**Total equity and liabilities**	30 153	28 708	25 960

Refer to page 24 for statement of changes in shareholders' equity.

GROUP CASH FLOW STATEMENT

Quarter ended September 2001	Nine months ended September 2001	Nine months ended September 2000		Quarter ended September 2001	Nine months ended September 2001	Nine months ended September 2000
US Dollar million				SA Rand million		
			Cash flows from operating activities			
188	471	366	Cash generated from operations	1 566	3 799	2 484
4	14	31	Interest receivable	31	114	206
-	1	2	Dividends received from associates	4	8	12
(16)	(58)	(49)	Finance costs	(132)	(465)	(326)
(6)	(60)	(77)	Mining and normal taxation paid	(49)	(486)	(517)
(83)	(170)	(295)	Dividends paid	(750)	(1 446)	(1 981)
87	198	(22)	Net cash inflow (outflow) from operating activities	670	1 524	(122)
			Cash flows from investing activities			
(75)	(217)	(165)	Capital expenditure	(631)	(1 755)	(1 117)
-	2	7	Proceeds from sale of mining assets	2	15	46
-	109	-	Proceeds from disposal of Elandsrand and Deelkraal	-	872	-
(1)	(1)	(141)	Subsidiaries and other investments acquired	(6)	(8)	(949)
-	-	1	Proceeds from sale of investments	-	-	8
(2)	(12)	(3)	Loans advanced	(14)	(101)	(19)
9	36	9	Repayment of loans advanced	75	294	63
(69)	(83)	(292)	Net cash outflow from investing activities	(574)	(683)	(1 968)
			Cash flows from financing activities			
-	4	1	Proceeds from issue of share capital	3	35	10
-	-	(3)	Share issue expenses	-	-	(17)
26	271	97	Proceeds from borrowings	220	2 189	653
(14)	(397)	(76)	Repayment of borrowings	(116)	(3 212)	(508)
12	(122)	19	Net cash inflow (outflow) from financing activities	107	(988)	138
30	(7)	(295)	Net increase (decrease) in cash and cash equivalents	203	(147)	(1 952)
(9)	(18)	(38)	Translation adjustment	132	207	75
149	195	493	Opening cash and cash equivalents	1 202	1 477	3 031
170	170	160	**Closing cash and cash equivalents**	1 537	1 537	1 154

Refer to page 24 for notes to the cash flow statement.

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION *	**8.41**	**8.27**	**8.21**	**36,466**	**36,341**	**109,799**
VAAL RIVER						
Great Noligwa Mine	13.51	12.34	12.44	8,333	7,790	23,686
Kopanang Mine	7.58	7.46	7.61	4,033	3,820	11,773
Tau Lekoa Mine	3.72	4.70	4.38	1,819	2,383	6,582
Surface Operations	0.46	0.53	0.53	660	811	2,280
ERGO	0.25	0.23	0.25	2,551	2,368	7,767
FREE STATE						
Bambanani Mine	7.78	7.82	7.79	3,141	3,418	9,676
Tshepong Mine	8.24	8.61	8.29	3,034	3,150	8,877
Matjhabeng Mine	8.52	6.95	7.34	1,328	1,440	4,475
Joel Mine	3.07	4.21	3.53	910	1,099	3,044
Surface Operations	0.67	0.83	0.79	622	722	2,183
WEST WITS						
TauTona Mine	12.30	11.87	12.19	5,021	4,870	14,574
Savuka Mine	7.98	8.20	8.11	1,860	2,017	5,641
Mponeng Mine	8.35	7.09	7.46	3,144	2,453	8,150
Elandsrand Mine	-	-	6.13	-	-	620
Deelkraal Mine	-	-	7.55	-	-	417
Surface Operations	0.76	0.01	0.93	10	-	54
AFRICAN REGION	**3.84**	**3.68**	**3.86**	**7,113**	**6,579**	**19,738**
Navachab	1.95	2.15	2.05	636	689	1,971
Sadiola - Attributable 38%	2.81	3.25	3.02	1,455	1,616	4,612
Morila - Attributable 40%	6.74	6.91	7.27	2,031	2,037	6,052
Geita - Attributable 50%	4.61	3.31	4.06	2,225	2,237	6,337
Yatela - Attributable 40%	3.38	-	3.38	766	-	766
NORTH AMERICAN REGION	**1.45**	**1.27**	**1.27**	**4,189**	**4,047**	**12,129**
Cripple Creek & Victor J.V.	0.72	0.60	0.60	1,899	1,784	5,255
Jerritt Canyon J.V. - Attributable 70%	8.99	9.95	9.58	2,290	2,263	6,874
SOUTH AMERICAN REGION	**8.07**	**7.81**	**7.80**	**3,494**	**3,291**	**10,110**
Morro Velho	6.78	6.85	6.55	1,642	1,589	4,771
Serra Grande - Attributable 50%	8.46	8.15	8.26	784	763	2,287
Cerro Vanguardia - Attributable 46.25%	10.89	9.82	10.47	1,068	939	3,052
AUSTRALIAN REGION	**1.84**	**1.94**	**1.94**	**4,178**	**3,657**	**11,956**
Sunrise Dam	3.36	4.37	4.12	2,393	2,104	6,799
Boddington - Attributable 33.33%	0.92	0.88	0.88	679	615	1,894
Tanami - Attributable 40%	1.25	2.37	1.74	191	208	643
Union Reefs	1.36	1.18	1.31	915	730	2,620
ANGLOGOLD GROUP				**55,440**	**53,915**	**163,732**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Productivity per employee - g			Gold sold - kg		
SOUTH AFRICAN REGION				37,027	36,642	110,070
VAAL RIVER						
Great Noligwa Mine	293	269	275	8,622	7,608	23,798
Kopanang Mine	176	165	170	4,164	3,738	11,826
Tau Lekoa Mine	136	182	168	1,907	2,325	6,617
Surface Operations	369	484	452	680	791	2,280
ERGO	689	628	687	2,552	2,638	7,790
FREE STATE						
Bambanani Mine	153	163	152	3,184	3,389	9,693
Tshepong Mine	222	227	213	3,076	3,119	8,888
Matjhabeng Mine	150	129	135	1,345	1,429	4,484
Joel Mine	109	110	99	831	1,180	3,036
Surface Operations	407	555	548	631	714	2,182
WEST WITS						
TauTona Mine	279	265	263	5,021	5,080	14,582
Savuka Mine	144	157	146	1,860	2,090	5,644
Mponeng Mine	194	149	165	3,144	2,541	8,154
Elandsrand Mine	-	-	104	-	-	623
Deelkraal Mine	-	-	123	-	-	419
Surface Operations	-	-	-	10	-	54
AFRICAN REGION				7,360	6,474	19,823
Navachab	621	659	634	636	689	1,971
Sadiola - Attributable 38%	2,203	2,449	2,329	1,510	1,511	4,505
Morila - Attributable 40%	3,125	4,310	3,921	2,031	2,037	6,052
Geita - Attributable 50%	1,800	1,977	1,925	2,225	2,237	6,337
Yatela - Attributable 40%	1,698	-	1,698	958	-	958
NORTH AMERICAN REGION				4,189	4,047	12,129
Cripple Creek & Victor J.V.	2,255	2,158	2,109	1,899	1,784	5,255
Jerritt Canyon J.V. - Attributable 70%	2,712	2,658	2,643	2,290	2,263	6,874
SOUTH AMERICAN REGION				3,524	3,432	10,431
Morro Velho	381	376	375	1,722	1,686	5,094
Serra Grande - Attributable 50%	1,003	967	972	784	759	2,334
Cerro Vanguardia - Attributable 46.25%	1,893	1,868	1,887	1,018	987	3,003
AUSTRALIAN REGION				3,981	4,424	11,632
Sunrise Dam	2,819	2,057	2,338	2,222	2,578	6,568
Boddington - Attributable 33.33%	1,691	1,694	1,693	673	669	1,851
Tanami - Attributable 40%	1,396	1,400	1,177	188	250	634
Union Reefs	1,430	1,299	1,472	898	927	2,579
ANGLOGOLD GROUP				56,081	55,019	164,085

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION	**49,648**	**50,120**	**50,164**	**55,536**	**56,460**	**56,147**
VAAL RIVER						
Great Noligwa Mine	31,758	34,398	33,718	34,561	36,430	35,941
Kopanang Mine	47,030	51,796	48,752	51,902	56,220	53,103
Tau Lekoa Mine	65,845	53,106	55,535	74,990	60,019	62,949
Surface Operations	43,428	43,165	40,798	43,431	43,173	40,802
ERGO	59,616	64,414	58,439	62,607	67,663	62,119
FREE STATE						
Bambanani Mine	63,913	60,185	61,837	71,675	65,840	68,173
Tshepong Mine	50,260	44,579	48,256	60,363	52,949	57,116
Matjhabeng Mine	66,335	60,344	66,198	74,994	85,853	85,408
Joel Mine	92,976	89,091	94,699	110,614	112,994	117,348
Surface Operations	52,022	42,584	43,672	52,568	42,738	43,964
WEST WITS						
TauTona Mine	41,583	42,229	41,832	44,836	44,476	44,797
Savuka Mine	69,087	63,636	66,540	70,795	66,000	70,628
Mponeng Mine	57,009	70,461	63,139	71,345	90,441	77,109
Elandsrand Mine	-	-	90,300	-	-	90,373
Deelkraal Mine	-	-	82,790	-	-	83,180
Surface Operations	-	-	2,820	-	-	2,820
AFRICAN REGION	**35,330**	**31,208**	**32,696**	**51,755**	**44,996**	**48,214**
Navachab	48,868	41,765	44,746	52,652	44,627	48,131
Sadiola - Attributable 38%	37,009	32,361	33,904	55,702	48,409	51,016
Morila - Attributable 40%	28,236	25,814	25,552	48,304	44,620	45,079
Geita - Attributable 50%	40,461	34,275	36,778	56,429	45,107	51,167
Yatela - Attributable 40%	39,359	-	39,359	53,102	-	53,102
NORTH AMERICAN REGION	**53,915**	**52,131**	**53,074**	**73,563**	**71,763**	**72,771**
Cripple Creek & Victor J.V.	52,099	45,677	47,053	76,005	68,040	69,957
Jerritt Canyon J.V. - Attributable 70%	54,108	56,059	56,212	70,222	73,539	73,455
SOUTH AMERICAN REGION	**34,543**	**36,320**	**35,892**	**52,026**	**54,912**	**53,811**
Morro Velho	32,493	35,708	33,698	48,891	50,728	49,049
Serra Grande - Attributable 50%	27,005	28,081	27,609	41,784	43,301	42,754
Cerro Vanguardia - Attributable 46.25%	31,775	37,387	35,070	51,759	63,418	57,856
AUSTRALIAN REGION	**53,263**	**50,286**	**51,411**	**63,434**	**62,246**	**62,383**
Sunrise Dam	46,048	38,221	39,262	58,494	51,832	51,828
Boddington - Attributable 33.33%	47,472	55,385	51,438	48,678	65,274	57,839
Tanami - Attributable 40%	64,301	49,741	75,658	84,277	57,093	86,832
Union Reefs	62,595	69,558	59,298	69,870	77,901	67,776
ANGLOGOLD GROUP	**47,687**	**47,663**	**47,887**	**57,046**	**57,079**	**57,164**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Operating profit - Rm			Capital expenditure - Rm		
SOUTH AFRICAN REGION				190.9	202.8	557.3
VAAL RIVER						
Great Noligwa Mine	335.7	261.8	867.8	1.3	1.5	4.8
Kopanang Mine	94.3	60.9	238.0	5.6	2.5	11.8
Tau Lekoa Mine	(15.1)	19.8	37.2	2.2	6.4	12.9
Surface Operations	21.9	25.9	78.2	-	-	-
Moab Khotsong				102.5	90.4	268.7
ERGO	31.4	18.2	79.4	-	0.5	1.0
FREE STATE						
Bambanani Mine	10.9	18.1	49.5	1.8	7.8	14.3
Tshepong Mine	44.8	54.9	148.6	-	-	-
Matjhabeng Mine	0.3	(25.3)	(55.0)	-	-	-
Joel Mine	(10.9)	(18.2)	(61.5)	9.1	13.7	29.2
Surface Operations	22.0	30.0	84.3	-	-	-
WEST WITS						
TauTona Mine	150.3	143.9	406.7	16.8	17.1	41.8
Savuka Mine	7.6	6.7	14.2	-	-	-
Mponeng Mine	11.0	(37.8)	(37.6)	51.6	62.7	160.8
Elandsrand Mine	-	-	(14.0)	-	0.2	12.0
Deelkraal Mine	-	-	(6.4)	-	-	-
Surface Operations	0.8	-	3.6	-	-	-
AFRICAN REGION				69.0	64.7	222.6
Navachab	14.9	18.8	46.2	0.2	0.4	1.5
Sadiola - Attributable 38%	37.4	44.8	118.0	9.5	10.0	25.4
Morila - Attributable 40%	53.4	53.8	155.8	22.5	16.9	71.2
Geita - Attributable 50%	46.7	58.5	142.0	35.8	8.2	73.2
Yatela	22.8	-	22.8	1.0	29.2	51.3
NORTH AMERICAN REGION				191.4	178.7	478.4
Cripple Creek & Victor J.V.	18.7	25.2	70.0	166.4	156.2	406.5
Jerritt Canyon J.V. - Attributable 70%	30.0	22.7	63.6	25.0	22.5	71.2
Exploration				-	-	0.7
SOUTH AMERICAN REGION				54.9	42.7	147.8
Morro Velho	49.3	51.9	164.7	25.0	18.5	63.9
Serra Grande - Attributable 50%	34.0	29.3	94.0	9.3	5.8	18.5
Cerro Vanguardia - Attributable 46.25%	33.7	19.0	69.7	7.6	8.3	33.0
Minorities and exploration				13.0	10.1	32.4
AUSTRALIAN REGION				99.0	87.3	306.6
Sunrise Dam	39.4	57.8	157.0	91.8	79.9	282.4
Boddington - Attributable 33.33%	19.5	4.8	30.7	-	2.1	3.6
Tanami - Attributable 40%	(1.9)	7.6	(5.9)	-	0.2	1.9
Union Reefs	15.5	(9.5)	8.1	1.7	-	2.7
Brocks Creek	(0.5)	0.1	(0.6)	-	-	0.2
Exploration				5.5	5.1	15.8
Other	18.1	22.3	25.9	25.8	12.8	42.3
Recoupments				(2.0)	(13.0)	(15.0)
ANGLOGOLD GROUP TOTAL	**1,136**	**966**	**2,995**	**629**	**576**	**1,740**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICAN REGION *	**0.245**	**0.241**	**0.239**	**1,172**	**1,168**	**3,530**
VAAL RIVER						
Great Noligwa Mine	0.394	0.360	0.363	268	251	762
Kopanang Mine	0.221	0.218	0.222	130	123	379
Tau Lekoa Mine	0.109	0.137	0.128	58	76	212
Surface Operations	0.013	0.015	0.015	21	26	74
ERGO	0.007	0.007	0.007	82	76	250
FREE STATE						
Bambanani Mine	0.227	0.228	0.227	101	110	311
Tshepong Mine	0.240	0.251	0.242	98	101	285
Matjhabeng Mine	0.248	0.203	0.214	43	46	144
Joel Mine	0.090	0.123	0.103	29	36	98
Surface Operations	0.020	0.024	0.023	21	23	70
WEST WITS						
TauTona Mine	0.359	0.346	0.355	161	156	469
Savuka Mine	0.233	0.239	0.236	60	65	181
Mponeng Mine	0.244	0.207	0.218	101	79	262
Elandsrand Mine	-	-	0.179	-	-	20
Deelkraal Mine	-	-	0.220	-	-	13
Surface Operations	0.022	-	0.027	-	-	2
AFRICAN REGION	**0.112**	**0.107**	**0.113**	**229**	**211**	**635**
Navachab	0.057	0.063	0.060	20	22	63
Sadiola - Attributable 38%	0.082	0.095	0.088	47	52	148
Morila - Attributable 40%	0.197	0.202	0.212	65	65	195
Geita - Attributable 50%	0.134	0.097	0.118	72	72	204
Yatela - Attributable 40%	0.099	-	0.099	25	-	25
NORTH AMERICAN REGION	**0.042**	**0.037**	**0.037**	**135**	**130**	**390**
Cripple Creek & Victor J.V.	0.021	0.018	0.017	61	57	169
Jerritt Canyon J.V. - Attributable 70%	0.262	0.290	0.279	74	73	221
SOUTH AMERICAN REGION	**0.235**	**0.228**	**0.228**	**112**	**106**	**325**
Morro Velho	0.198	0.200	0.191	53	51	153
Serra Grande - Attributable 50%	0.247	0.238	0.241	25	25	74
Cerro Vanguardia - Attributable 46.25%	0.318	0.287	0.306	34	30	98
AUSTRALIAN REGION	**0.054**	**0.057**	**0.056**	**134**	**118**	**384**
Sunrise Dam	0.098	0.128	0.120	77	68	219
Boddington - Attributable 33.33%	0.027	0.026	0.026	22	20	61
Tanami - Attributable 40%	0.036	0.069	0.051	6	7	21
Union Reefs	0.038	0.034	0.038	29	23	83
ANGLOGOLD GROUP				**1,782**	**1,733**	**5,264**

* Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Productivity per employee - oz			Gold sold - oz 000		
SOUTH AFRICAN REGION				**1,191**	**1,178**	**3,539**
VAAL RIVER						
Great Noligwa Mine	9.40	8.65	8.85	277	245	765
Kopanang Mine	5.66	5.31	5.45	134	120	380
Tau Lekoa Mine	4.39	5.86	5.40	61	74	213
Surface Operations	11.85	15.56	14.52	21	26	73
ERGO	22.16	20.18	22.10	82	85	250
FREE STATE						
Bambanani Mine	4.92	5.23	4.90	103	109	312
Tshepong Mine	7.14	7.28	6.84	99	100	286
Matjhabeng Mine	4.83	4.13	4.33	43	46	144
Joel Mine	3.50	3.54	3.20	27	38	98
Surface Operations	13.09	17.85	17.62	20	23	70
WEST WITS						
TauTona Mine	8.98	8.51	8.45	162	163	469
Savuka Mine	4.63	5.05	4.69	60	67	182
Mponeng Mine	6.23	4.79	5.31	101	82	262
Elandsrand Mine	-	-	3.34	-	-	20
Deelkraal Mine	-	-	3.97	-	-	13
Surface Operations	-	-	-	1	-	2
AFRICAN REGION				**236**	**208**	**637**
Navachab	19.95	21.19	20.39	20	22	63
Sadiola - Attributable 38%	70.82	78.72	74.87	48	49	144
Morila - Attributable 40%	100.48	138.55	126.06	65	65	195
Geita - Attributable 50%	57.87	63.55	61.89	72	72	204
Yatela - Attributable 40%	54.61	-	54.61	31	-	31
NORTH AMERICAN REGION				**134**	**130**	**390**
Cripple Creek & Victor J.V.	72.51	69.37	67.80	61	57	169
Jerritt Canyon J.V. - Attributable 70%	87.18	85.47	84.98	73	73	221
SOUTH AMERICAN REGION				**114**	**110**	**335**
Morro Velho	12.25	12.08	12.04	56	54	164
Serra Grande - Attributable 50%	32.26	31.08	31.25	26	24	75
Cerro Vanguardia - Attributable 46.25%	60.88	60.04	60.66	32	32	96
AUSTRALIAN REGION				**128**	**143**	**374**
Sunrise Dam	90.63	66.13	75.17	71	83	211
Boddington - Attributable 33.33%	54.37	54.48	54.43	22	22	60
Tanami - Attributable 40%	44.89	45.00	37.84	6	8	20
Union Reefs	44.73	41.76	47.31	29	30	83
ANGLOGOLD GROUP				**1,803**	**1,769**	**5,275**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION	**184**	**194**	**193**	**206**	**219**	**216**
VAAL RIVER						
Great Noligwa Mine	118	133	130	128	141	138
Kopanang Mine	175	201	188	193	218	204
Tau Lekoa Mine	245	206	214	279	232	243
Surface Operations	161	167	157	161	167	157
ERGO	221	249	225	233	262	239
FREE STATE						
Bambanani Mine	238	233	238	267	255	263
Tshepong Mine	187	173	186	224	205	220
Matjhabeng Mine	246	234	256	279	332	331
Joel Mine	345	345	366	411	438	454
Surface Operations	193	165	168	195	166	169
WEST WITS						
TauTona Mine	154	164	161	166	172	172
Savuka Mine	256	246	256	263	255	272
Mponeng Mine	211	273	243	265	350	296
Elandsrand Mine	-	-	362	-	-	363
Deelkraal Mine	-	-	331	-	-	333
Surface Operations	-	-	13	-	-	13
AFRICAN REGION	**131**	**121**	**125**	**192**	**174**	**185**
Navachab	181	162	172	195	173	185
Sadiola - Attributable 38%	137	125	130	206	187	196
Morila - Attributable 40%	104	100	98	179	173	173
Geita - Attributable 50%	150	133	141	209	175	196
Yatela - Attributable 40%	146	-	146	197	-	197
NORTH AMERICAN REGION	**199**	**202**	**204**	**272**	**278**	**280**
Cripple Creek & Victor J.V.	193	177	180	281	263	268
Jerritt Canyon J.V. - Attributable 70%	200	217	217	260	285	283
SOUTH AMERICAN REGION	**128**	**141**	**138**	**193**	**213**	**207**
Morro Velho	121	138	130	181	196	189
Serra Grande - Attributable 50%	100	109	106	155	168	165
Cerro Vanguardia - Attributable 46.25%	118	145	135	192	246	223
AUSTRALIAN REGION	**197**	**195**	**198**	**235**	**241**	**240**
Sunrise Dam	170	148	150	216	201	199
Boddington - Attributable 33.33%	176	215	198	181	253	223
Tanami - Attributable 40%	239	193	294	314	221	337
Union Reefs	232	269	228	259	302	261
ANGLOGOLD GROUP	**176**	**185**	**184**	**211**	**221**	**220**

KEY OPERATING RESULTS
PER REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
US Dollar / Imperial	**Operating profit - $m**			**Capital expenditure - $m**		
SOUTH AFRICAN REGION				22.6	25.3	68.7
VAAL RIVER						
Great Noligwa Mine	40.0	32.6	107.2	0.1	0.2	0.6
Kopanang Mine	11.2	7.5	29.4	0.6	0.4	1.4
Tau Lekoa Mine	(1.7)	2.6	4.7	0.2	0.9	1.6
Surface Operations	2.6	3.1	9.8	-	-	-
Moab Khotsong				12.2	11.2	33.1
ERGO	3.7	2.4	9.9	-	-	0.1
FREE STATE						
Bambanani Mine	1.1	2.4	6.0	0.2	1.0	1.8
Tshepong Mine	5.3	6.9	18.3	-	-	-
Matjhabeng Mine	(0.1)	(3.3)	(7.0)	-	-	-
Joel Mine	(1.3)	(2.2)	(7.8)	1.1	1.7	3.6
Surface Operations	2.7	3.8	10.4	-	-	-
WEST WITS						
TauTona Mine	17.9	17.9	50.1	2.0	2.1	5.1
Savuka Mine	0.9	0.9	1.7	-	-	-
Mponeng Mine	1.4	(4.8)	(4.8)	6.2	7.8	19.9
Elandsrand Mine	-	-	(1.8)	-	-	1.5
Deelkraal Mine	-	-	(0.8)	-	-	-
Surface Operations	0.1	-	0.5	-	-	-
AFRICAN REGION				8.3	8.1	27.6
Navachab	1.8	2.3	5.8	-	0.1	0.2
Sadiola - Attributable 38%	4.5	5.6	14.7	1.1	1.2	3.1
Morila - Attributable 40%	6.4	6.5	19.4	2.8	2.1	8.9
Geita - Attributable 50%	5.6	7.3	17.6	4.3	1.0	9.0
Yatela	2.8	-	2.8	0.1	3.7	6.4
NORTH AMERICAN REGION				22.8	22.2	58.8
Cripple Creek & Victor J.V.	2.3	3.1	8.7	19.8	19.4	49.9
Jerritt Canyon J.V. - Attributable 70%	3.7	2.8	7.9	3.0	2.8	8.8
Exploration				-	-	0.1
SOUTH AMERICAN REGION				6.6	5.2	18.3
Morro Velho	6.0	6.6	20.5	3.0	2.3	7.9
Serra Grande - Attributable 50%	4.0	3.7	11.6	1.1	0.7	2.3
Cerro Vanguardia - Attributable 46.25%	4.0	2.4	8.4	0.9	1.0	4.1
Minorities and exploration				1.6	1.2	4.0
AUSTRALIAN REGION				11.7	10.9	38.0
Sunrise Dam	4.5	7.2	19.4	11.0	9.9	35.1
Boddington - Attributable 33.33%	2.3	0.4	3.6	-	0.3	0.5
Tanami - Attributable 40%	(0.2)	1.0	(0.7)	-	-	0.2
Union Reefs	1.8	(0.9)	1.0	0.2	-	0.3
Brocks Creek	(0.1)	-	(0.1)	-	-	-
Exploration				0.5	0.7	1.9
Other	1.8	2.2	2.7	3.0	1.3	5.4
Recoupments				-	(2.0)	(2.0)
ANGLOGOLD GROUP TOTAL	**135**	**120**	**369**	**75**	**71**	**215**

NOTES TO THE CASH FLOW STATEMENT

Quarter ended September 2001	Nine months ended September 2001	Nine months ended September 2000		Quarter ended September 2001	Nine months ended September 2001	Nine months ended September 2000
US Dollar million				SA Rand million		
			Cash generated from operations			
81	236	266	Profit before taxation	669	1 907	1 804
			Adjusted for:			
55	167	162	Amortisation of mining assets	462	1 346	1 092
6	8	5	Rehabilitation and other non-cash costs	48	69	28
16	58	49	Finance costs	132	465	326
1	2	-	Unwinding of decommissioning obligation	8	13	1
20	(6)	-	Movement on hedging activities	169	(46)	-
(4)	(14)	(31)	Interest receivable	(31)	(114)	(206)
			Growth in AngloGold Environmental			
(2)	(4)	(3)	Rehabilitation Trust	(16)	(32)	(15)
(1)	(1)	(3)	Income from associates before taxation	(8)	(12)	(22)
-	3	(4)	(Profit) loss on sale of assets	(1)	23	(29)
(1)	4	-	(Profit) loss on sale of mining assets	(7)	31	-
-	-	-	Impairment of mining assets	-	3	-
-	3	-	Debt written-off	-	21	-
7	21	14	Amortisation of goodwill	59	170	96
10	(6)	(89)	Movement in working capital	82	(45)	(591)
188	471	366		1 566	3 799	2 484
			The following analyses the movement in working capital:			
(7)	(31)	(30)	Increase in inventories	(61)	(250)	(201)
(15)	25	(31)	(Increase) decrease in trade and other receivables	(128)	206	(205)
32	-	(28)	Increase (decrease) in trade and other payables	271	(1)	(185)
10	(6)	(89)		82	(45)	(591)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non-distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total
	SA Rand million					
Balance at 31 December 2000	7 951	150	324	-	2 579	11 004
Effect of change in treatment of IAS 39				(593)	(196)	(789)
Net profit					1 285	1 285
Dividends paid					(1 446)	(1 446)
Ordinary shares issued	35					35
Transfer to non-distributable reserves		(2)			2	-
Translation adjustment			560		-	560
Balance at 30 September 2001	7 986	148	884	(593)	2 224	10 649
	US Dollar million					
Balance at 31 December 2000	1 050	20	43	-	340	1 453
Effect of change in treatment of IAS 39				(66)	(26)	(92)
Net profit					159	159
Dividends paid					(170)	(170)
Ordinary shares issued	4					4
Transfer to non-distributable reserves		-			-	-
Translation adjustment	(169)	(4)	54		(57)	(176)
Balance at 30 September 2001	885	16	97	(66)	246	1 178

SHAFT SINKING

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
Statistics are shown in metric units	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	117	183	384
Depth to date (below collar)	2,923	2,806	2,923
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Depth to date (below collar)	1,453	1,453	1,453
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	23
Depth to date	27	27	27
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	385	599	1,258
Depth to date (below collar)	9,591	9,206	9,591
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Depth to date (bellow collar)	4,766	4,766	4,766
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	76
Depth to date	89	89	89

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2001

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel	gold		uranium		
			width cm	g/t	cm.g/t	kg/t	cm.kg/t	
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	6,259	850	89.70	31.25	2,803	1.50	134.67	
Kopanang Mine								
Vaal reef	8,279	876	15.00	129.20	1,938	5.46	81.97	
Tau Lekoa Mine								
Ventersdorp Contact reef	3,712	508	101.40	8.31	843	0.14	14.37	
Moab Khotsong Mine								
Vaal reef	1,745	-	-	-	-	-	-	
FREE STATE								
Bambanani East Shaft								
Basal reef	3,582	312	77.90	24.34	1,896	0.01	0.50	
Tshepong North								
Basal reef	6,192	860	17.70	77.57	1,373	6.26	110.78	
"B" reef	35	4	120.00	0.81	97	0.02	2.70	
Matjhabeng Mine								
Basal reef	224	-	-	-	-	-	-	
Taung South Shaft								
Beatrix reef	426	123	85.00	10.21	868	-	-	
Beatrix VS 5 Composite reef	58	9	192.00	8.02	1,540	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	20	-	-	-	-	-	-	
Carbon Leader reef	4,954	42	29.60	54.32	1,608	0.75	22.06	
Savuka Mine								
Ventersdorp Contact reef	427	32	17.00	17.76	302	0.06	0.94	
Carbon Leader reef	547	-	-	-	-	-	-	
Mponeng Mine								
Ventersdorp Contact reef	5,426	816	86.80	16.98	1,474	-	-	

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2001

Statistics are shown in imperial units	Advance	Sampled						
	feet	feet	channel	gold		uranium		
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t	
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	20,536	2,789	35.31	0.91	2.68	3.00	8.83	
Kopanang Mine								
Vaal reef	27,161	2,874	5.91	3.77	1.85	10.93	5.38	
Tau Lekoa Mine								
Ventersdorp Contact reef	12,178	1,667	39.92	0.24	0.81	0.28	0.93	
Moab Khotsong Mine								
Vaal reef	5,725	-	-	-	-	-	-	
FREE STATE								
Bambanani East Shaft								
Basal reef	11,753	1,024	30.67	0.71	1.81	0.02	0.05	
Bambanani West Shaft								
Basal reef	-	-	-	-	-	-	-	
Tshepong North								
Basal reef	20,314	2,822	6.97	2.26	1.31	12.52	7.27	
"B" reef	115	13	47.24	0.02	0.09	0.04	0.16	
Matjhabeng Mine								
Basal reef	733	-	-	-	-	-	-	
Taung South Shaft								
Beatrix reef	1,399	404	33.46	0.30	0.83	-	-	
Beatrix VS 5 Composite reef	191	30	75.59	0.23	1.47	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	65	-	-	-	-	-	-	
Carbon Leader reef	16,254	138	11.65	1.58	1.54	1.50	1.46	
Savuka Mine								
Ventersdorp Contact reef	1,401	105	6.69	0.52	0.29	0.12	0.07	
Carbon Leader reef	1,793	-	-	-	-	-	-	
Mponeng Mine								
Ventersdorp Contact reef	17,802	2,677	34.17	0.50	1.41	-	-	

SOUTH AFRICAN REGION
VAAL RIVER

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
GREAT NOLIGWA MINE			Rand / Metric			Dollar / Imperial	
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	112	109	317	1,209	1,174	3,408
Milled - 000	- tonnes / - tons						
	- reef	617	631	1,904	680	696	2,099
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	617	631	1,904	680	696	2,099
Yield	- g/t / - oz/t						
	- reef	13.51	12.34	12.44	0.394	0.360	0.363
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	13.51	12.34	12.44	0.394	0.360	0.363
Gold produced	- kg / - oz 000						
	- reef	8,333	7,790	23,686	268	251	762
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	8,333	7,790	23,686	268	251	762
Gold sold	- kg / - oz 000 - total	8,622	7,608	23,798	277	245	765
Revenue	- R/kg / - $/oz - sold	74,667	71,822	72,861	277	278	280
Total cash costs	- R / - $ - ton milled	429	424	419	46	48	47
	- R/kg / - $/oz - produced	31,758	34,398	33,718	118	133	130
PRODUCTIVITY							
per employee	- g / - oz - target	272	257	255	8.75	8.25	8.20
	- actual	293	269	275	9.40	8.65	8.85
per employee	- m2 / - ft2 - target	3.89	3.70	3.67	41.86	39.85	39.54
	- actual	3.94	3.77	3.68	42.45	40.55	39.59
FINANCIAL RESULTS (MILLION)							
Gold sales		643.8	546.5	1,734.0	76.7	68.1	214.2
Cost of sales		308.1	284.7	866.2	36.7	35.5	107.0
Cash operating costs		262.8	266.0	792.9	31.3	33.2	98.2
Other cash costs		1.9	1.9	5.7	0.2	0.3	0.7
Total cash costs		264.7	267.9	798.6	31.5	33.5	98.9
Retrenchment costs		2.6	2.6	5.9	0.3	0.3	0.7
Rehabilitation and other non-cash costs		3.4	0.3	3.8	0.4	-	0.4
Production costs		270.7	270.8	808.3	32.2	33.8	100.0
Amortisation of mining assets		17.3	13.0	43.0	2.1	1.6	5.3
Inventory change		20.1	0.9	14.9	2.4	0.1	1.7
Operating profit		335.7	261.8	867.8	40.0	32.6	107.2
Capital expenditure		1.3	1.5	4.8	0.1	0.2	0.6

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
KOPANANG MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	119	99	317	1,278	1,069	3,408
Milled - 000	- tonnes	/ - tons						
	- reef		532	512	1,547	1,140	565	1,705
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		532	512	1,547	1,140	565	1,705
Yield	- g/t	/ - oz/t						
	- reef		7.58	7.46	7.61	0.221	0.218	0.222
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		7.58	7.46	7.61	0.221	0.218	0.222
Gold produced	- kg	/ - oz 000						
	- reef		4,033	3,820	11,773	130	123	379
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		4,033	3,820	11,773	130	123	379
Gold sold	- kg	/ - oz 000 - total	4,164	3,738	11,826	134	120	380
Revenue	- R/kg	/ - $/oz - sold	74,717	71,818	72,776	277	278	280
Total cash costs	- R	/ - $ - ton milled	356	386	371	39	44	42
	- R/kg	/ - $/oz - produced	47,030	51,796	48,752	175	201	188
PRODUCTIVITY								
per employee	- g	/ - oz - target	173	162	165	5.58	5.20	5.29
		- actual	176	165	170	5.66	5.31	5.45
per employee	- m2	/ - ft2 - target	4.89	4.72	4.80	52.59	50.82	51.69
		- actual	5.19	4.30	4.56	55.82	46.26	49.11
FINANCIAL RESULTS (MILLION)								
Gold sales			311.1	268.4	860.6	37.1	33.4	106.4
Cost of sales			216.8	207.5	622.6	25.9	25.9	77.0
Cash operating costs			188.2	196.4	569.6	22.5	24.5	70.5
Other cash costs			1.4	1.5	4.4	0.2	0.2	0.5
Total cash costs			189.6	197.9	574.0	22.7	24.7	71.0
Retrenchment costs			1.9	2.4	4.7	0.2	0.3	0.6
Rehabilitation and other non-cash costs			2.5	0.2	2.7	0.3	-	0.3
Production costs			194.0	200.5	581.4	23.2	25.0	71.9
Amortisation of mining assets			15.3	14.3	43.8	1.8	1.8	5.4
Inventory change			7.5	(7.3)	(2.6)	0.9	(0.9)	(0.3)
Operating profit			94.3	60.9	238.0	11.2	7.5	29.4
Capital expenditure			5.6	2.5	11.8	0.6	0.4	1.4

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
TAU LEKOA MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	94	103	290	1,007	1,111	3,120
Milled - 000	- tonnes	/ - tons						
	- reef		489	507	1,504	1,099	559	1,658
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		489	507	1,504	1,099	559	1,658
Yield	- g/t	/ - oz/t						
	- reef		3.72	4.70	4.38	0.109	0.137	0.128
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- average		3.72	4.70	4.38	0.109	0.137	0.128
Gold produced	- kg	/ - oz 000						
	- reef		1,819	2,383	6,582	58	76	212
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		1,819	2,383	6,582	58	76	212
Gold sold	- kg	/ - oz 000 - total	1,907	2,325	6,617	61	74	213
Revenue	- R/kg	/ - $/oz - sold	74,730	71,823	72,547	277	278	280
Total cash costs	- R	/ - $ - ton milled	245	250	243	27	28	27
	- R/kg	/ - $/oz - produced	65,845	53,106	55,535	245	206	214
PRODUCTIVITY								
per employee	- g	/ - oz - target	192	191	188	6.16	6.15	6.03
		- actual	136	182	168	4.39	5.86	5.40
per employee	- m2	/ - ft2 - target	8.13	7.81	7.74	87.47	84.03	83.30
		- actual	7.02	7.90	7.40	75.56	85.06	79.66
FINANCIAL RESULTS (MILLION)								
Gold sales			142.6	167.0	480.1	17.0	20.8	59.6
Cost of sales			157.7	147.2	442.9	18.7	18.2	54.9
Cash operating costs			118.8	125.5	362.6	14.2	15.6	45.0
Other cash costs			0.9	1.0	2.9	0.1	0.1	0.4
Total cash costs			119.7	126.5	365.5	14.3	15.7	45.4
Retrenchment costs			2.0	1.3	3.7	0.2	0.1	0.4
Rehabilitation and other non-cash costs			1.7	0.2	1.8	0.2	-	0.2
Production costs			123.4	128.0	371.0	14.7	15.8	46.0
Amortisation of mining assets			12.9	15.0	43.3	1.5	1.9	5.4
Inventory change			21.4	4.2	28.6	2.5	0.5	3.5
Operating profit			(15.1)	19.8	37.2	(1.7)	2.6	4.7
Capital expenditure			2.2	6.4	12.9	0.2	0.9	1.6

SOUTH AFRICAN REGION
VAAL RIVER

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SURFACE OPERATIONS			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	-	-	-	-	-	-
Milled - 000	- tonnes / - tons							
	- reclamation from rehabilitation		32	32	96	36	35	106
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		1,394	1,503	4,201	2,974	1,657	4,631
	- total		1,426	1,535	4,297	3,010	1,692	4,737
Yield	- g/t	/ - oz/t						
	- reclamation from rehabilitation		0.77	2.26	1.52	0.022	0.066	0.044
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		0.46	0.49	0.51	0.013	0.014	0.015
	- average		0.46	0.53	0.53	0.013	0.015	0.015
Gold produced	- kg	/ - oz 000						
	- reclamation from rehabilitation		25	72	147	1	2	5
	- waste		-	-	-	-	-	-
	- surface and dump reclamation		635	739	2,133	20	24	69
	- total		660	811	2,280	21	26	74
Gold sold	- kg	/ - oz 000 - total	680	791	2,280	21	26	73
Revenue	- R/kg	/ - $/oz - sold	74,399	71,810	72,492	276	278	280
Total cash costs *	- R	/ - $ - ton milled	20	21	21	2	2	2
	- R/kg	/ - $/oz - produced	43,428	43,165	40,798	161	167	157
PRODUCTIVITY								
per employee	- g	/ - oz - target	292	316	310	9.39	10.14	9.96
		- actual	369	484	452	11.85	15.56	14.52
per employee	- m2	/ - ft2 - target	-	-	-	-	-	-
		- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)								
Gold sales			50.6	56.8	165.2	6.0	7.0	20.5
Cost of sales			28.7	30.9	87.0	3.4	3.9	10.7
Cash operating costs			27.5	31.8	86.7	3.3	4.0	10.7
Other cash costs			0.1	0.1	0.3	-	-	-
Total cash costs			27.6	31.9	87.0	3.3	4.0	10.7
Retrenchment costs			-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-
Production costs			27.6	31.9	87.0	3.3	4.0	10.7
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			1.1	(1.0)	-	0.1	(0.1)	-
Operating profit			21.9	25.9	78.2	2.6	3.1	9.8
			Moab Khotsong					
Capital expenditure			102.5	90.4	268.7	12.2	11.2	33.1

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO

					Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
					Rand / Metric			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Material treated	- tonnes	/ - tons	- 000		10,255	10,176	31,573	11,304	11,217	34,803
Yield	- g/t	/ - oz/t			0.25	0.23	0.25	0.007	0.007	0.007
Gold produced	- kg	/ - oz 000			2,551	2,368	7,767	82	76	250
Gold sold	- kg	/ - oz 000			2,552	2,638	7,790	82	85	250
Revenue	- R/kg	/ - $/oz	- sold		74,702	71,810	72,641	277	278	280
Total cash costs	- R	/ - $	- ton treated		15	15	14	2	2	2
	- R/kg	/ - $/oz	- produced		59,616	64,414	58,439	221	249	225
PRODUCTIVITY										
per employee	- g	/ - oz	- target		603	621	613	19.40	19.97	19.71
			- actual		689	628	687	22.16	20.18	22.10
FINANCIAL RESULTS (MILLION)										
Gold sales					190.6	189.5	565.8	22.7	23.6	70.1
Cost of sales					159.2	171.3	486.4	19.0	21.2	60.2
Cash operating costs					151.5	152.0	452.1	18.1	18.9	56.0
Other cash costs					0.6	0.7	1.8	0.1	-	0.2
Total cash costs					152.1	152.7	453.9	18.2	18.9	56.2
Retrenchment costs					0.3	0.5	1.0	-	0.1	0.1
Rehabilitation and other non-cash costs					3.3	3.7	11.4	0.4	0.4	1.4
Production costs					155.7	156.9	466.3	18.6	19.4	57.7
Amortisation of mining assets					4.1	3.6	16.1	0.5	0.4	2.0
Inventory change					(0.6)	10.8	4.0	(0.1)	1.4	0.5
Operating profit					31.4	18.2	79.4	3.7	2.4	9.9
Capital expenditure					-	0.5	1.0	-	-	0.1

SOUTH AFRICAN REGION
FREE STATE

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
BAMBANANI MINE			**Rand / Metric**			**Dollar / Imperial**	
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	72	71	211	777	766	2,274
Milled - 000	- tonnes / - tons						
	- reef	404	437	1,242	445	482	1,369
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	404	437	1,242	445	482	1,369
Yield	- g/t / - oz/t						
	- reef	7.78	7.82	7.79	0.227	0.228	0.227
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	7.78	7.82	7.79	0.227	0.228	0.227
Gold produced	- kg / - oz 000						
	- reef	3,141	3,418	9,676	101	110	311
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	3,141	3,418	9,676	101	110	311
Gold sold	- kg / - oz 000 - total	3,184	3,389	9,693	103	109	312
Revenue	- R/kg / - $/oz - sold	74,844	71,828	72,827	277	278	280
Total cash costs	- R / - $ - ton milled	497	471	482	54	53	54
	- R/kg / - $/oz - produced	63,913	60,185	61,837	238	233	238
PRODUCTIVITY							
per employee	- g / - oz - target	193	183	176	6.22	5.89	5.65
	- actual	153	163	152	4.92	5.23	4.90
per employee	- m2 / - ft2 - target	4.17	3.92	3.81	44.84	42.20	41.06
	- actual	3.52	3.38	3.33	37.88	36.41	35.82
FINANCIAL RESULTS (MILLION)							
Gold sales		238.3	243.4	705.9	28.4	30.3	87.3
Cost of sales		227.4	225.3	656.4	27.3	27.9	81.3
Cash operating costs		199.4	204.4	594.3	23.8	25.5	73.6
Other cash costs		1.3	1.3	4.0	0.2	0.1	0.5
Total cash costs		200.7	205.7	598.3	24.0	25.6	74.1
Retrenchment costs		5.5	7.5	19.7	0.7	0.9	2.5
Rehabilitation and other non-cash costs		8.3	0.1	8.4	1.0	-	1.0
Production costs		214.5	213.3	626.4	25.7	26.5	77.6
Amortisation of mining assets		10.6	11.7	33.1	1.3	1.4	4.1
Inventory change		2.3	0.3	(3.1)	0.3	-	(0.4)
Operating profit		10.9	18.1	49.5	1.1	2.4	6.0
Capital expenditure		1.8	7.8	14.3	0.2	1.0	1.8

SOUTH AFRICAN REGION
FREE STATE

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
TSHEPONG MINE		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	103	102	298	1,107	1,096	3,203
Milled - 000	- tonnes / - tons						
	- reef	368	366	1,071	406	403	1,181
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	368	366	1,071	406	403	1,181
Yield	- g/t / - oz/t						
	- reef	8.24	8.61	8.29	0.240	0.251	0.242
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	8.24	8.61	8.29	0.240	0.251	0.242
Gold produced	- kg / - oz 000						
	- reef	3,034	3,150	8,877	98	101	285
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	3,034	3,150	8,877	98	101	285
Gold sold	- kg / - oz 000 - total	3,076	3,119	8,888	99	100	286
Revenue	- R/kg / - $/oz - sold	74,810	71,830	72,798	277	278	280
Total cash costs	- R / - $ - ton milled	414	384	400	45	43	45
	- R/kg / - $/oz - produced	50,260	44,579	48,256	187	173	186
PRODUCTIVITY							
per employee	- g / - oz - target	179	171	174	5.75	5.50	5.60
	- actual	222	227	213	7.14	7.28	6.84
per employee	- m2 / - ft2 - target	6.40	6.50	6.45	68.85	70.00	69.39
	- actual	7.53	7.32	7.13	81.04	78.75	76.71
FINANCIAL RESULTS (MILLION)							
Gold sales		230.1	224.0	647.0	27.4	27.9	79.9
Cost of sales		185.3	169.1	498.4	22.1	21.0	61.6
Cash operating costs		151.7	139.7	426.1	18.1	17.4	52.7
Other cash costs		0.8	0.8	2.3	0.1	0.1	0.3
Total cash costs		152.5	140.5	428.4	18.2	17.5	53.0
Retrenchment costs		2.2	3.3	7.2	0.3	0.4	0.9
Rehabilitation and other non-cash costs		6.4	0.2	6.6	0.8	-	0.8
Production costs		161.1	144.0	442.2	19.3	17.9	54.7
Amortisation of mining assets		22.1	22.9	64.8	2.6	2.9	8.0
Inventory change		2.1	2.2	(8.6)	0.2	0.2	(1.1)
Operating profit		44.8	54.9	148.6	5.3	6.9	18.3
Capital expenditure		-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
MATJHABENG MINE		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	29	40	113	317	425	1,220
Milled - 000	- tonnes / - tons						
	- reef	156	207	610	172	228	672
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	156	207	610	172	228	672
Yield	- g/t / - oz/t						
	- reef	8.52	6.95	7.34	0.248	0.203	0.214
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	8.52	6.95	7.34	0.248	0.203	0.214
Gold produced	- kg / - oz 000						
	- reef	1,328	1,440	4,475	43	46	144
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	1,328	1,440	4,475	43	46	144
Gold sold	- kg / - oz 000 - total	1,345	1,429	4,484	43	46	144
Revenue	- R/kg / - $/oz - sold	74,723	71,826	72,679	277	278	280
Total cash costs	- R / - $ - ton milled	565	420	486	61	47	55
	- R/kg / - $/oz - produced	66,335	60,344	66,198	246	234	256
PRODUCTIVITY							
per employee	- g / - oz - target	138	146	143	4.43	4.70	4.59
	- actual	150	129	135	4.83	4.13	4.33
per employee	- m2 / - ft2 - target	3.02	3.63	3.49	32.55	39.10	37.56
	- actual	3.33	3.52	3.41	35.86	37.94	36.73
FINANCIAL RESULTS (MILLION)							
Gold sales		100.5	102.6	325.9	12.0	12.7	40.4
Cost of sales		100.2	127.9	380.9	12.1	16.0	47.4
Cash operating costs		87.0	85.9	293.0	10.4	10.7	36.4
Other cash costs		1.1	1.0	3.2	0.1	0.2	0.4
Total cash costs		88.1	86.9	296.3	10.5	10.9	36.8
Retrenchment costs		3.8	33.6	71.4	0.5	4.2	9.0
Rehabilitation and other non-cash costs		3.0	0.1	3.1	0.4	-	0.4
Production costs		94.9	120.6	370.8	11.4	15.1	46.2
Amortisation of mining assets		4.7	3.0	11.5	0.6	0.4	1.4
Inventory change		0.6	4.3	(1.4)	0.1	0.5	(0.2)
Operating profit		0.3	(25.3)	(55.0)	(0.1)	(3.3)	(7.0)
Capital expenditure		-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
JOEL MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		49	58	170	532	621	1,825
Milled - 000	- tonnes	/ - tons							
	- reef			296	261	862	326	288	950
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			296	261	862	326	288	950
Yield	- g/t	/ - oz/t							
	- reef			3.07	4.21	3.53	0.090	0.123	0.103
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			3.07	4.21	3.53	0.090	0.123	0.103
Gold produced	- kg	/ - oz 000							
	- reef			910	1,099	3,044	29	36	98
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			910	1,099	3,044	29	36	98
Gold sold	- kg	/ - oz 000	- total	831	1,180	3,036	27	38	98
Revenue	- R/kg	/ - $/oz	- sold	99,117	88,348	94,967	368	342	367
Total cash costs	- R	/ - $	- ton milled	286	375	334	31	42	38
	- R/kg	/ - $/oz	- produced	92,976	89,091	94,699	345	345	366
PRODUCTIVITY									
per employee	- g	/ - oz	- target	157	158	156	5.05	5.07	5.01
			- actual	109	110	99	3.50	3.54	3.20
per employee	- m2	/ - ft2	- target	6.71	6.64	6.54	72.26	71.48	70.38
			- actual	5.92	5.78	5.54	63.75	62.22	59.58
FINANCIAL RESULTS (MILLION)									
Gold sales				82.4	104.3	288.3	9.8	13.0	35.8
Cost of sales				93.3	122.5	349.8	11.1	15.2	43.6
Cash operating costs				83.8	97.1	285.9	10.0	12.1	35.5
Other cash costs				0.8	0.8	2.4	0.1	0.1	0.3
Total cash costs				84.6	97.9	288.3	10.1	12.2	35.8
Retrenchment costs				1.5	16.8	20.2	0.2	2.1	2.5
Rehabilitation and other non-cash costs				0.1	0.1	0.1	-	-	-
Production costs				86.2	114.8	308.6	10.3	14.3	38.3
Amortisation of mining assets				14.5	9.4	48.6	1.7	1.1	6.1
Inventory change				(7.4)	(1.7)	(7.4)	(0.9)	(0.2)	(0.8)
Operating profit				(10.9)	(18.2)	(61.5)	(1.3)	(2.2)	(7.8)
Capital expenditure				9.1	13.7	29.2	1.1	1.7	3.6

SOUTH AFRICAN REGION
FREE STATE

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SURFACE OPERATIONS	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Area mined - 000 - m2 / - ft2	-	-	-	-	-	-
Milled - 000 - tonnes / - tons						
- reclamation from rehabilitation	141	107	492	156	118	542
- waste	-	-	-	-	-	-
- surface and dump reclamation	785	764	2,267	865	842	2,499
- total	926	871	2,758	1,021	960	3,041
Yield - g/t / - oz/t						
- reclamation from rehabilitation	1.08	1.84	1.25	0.031	0.054	0.036
- waste	-	-	-	-	-	-
- surface and dump reclamation	0.60	0.69	0.69	0.017	0.020	0.020
- average	0.67	0.83	0.79	0.020	0.024	0.023
Gold produced - kg / - oz 000						
- reclamation from rehabilitation	152	197	613	6	6	20
- waste	-	-	-	-	-	-
- surface and dump reclamation	470	525	1,570	15	17	50
- total	622	722	2,183	21	23	70
Gold sold - kg / - oz 000 - total	631	714	2,182	20	23	70
Revenue - R/kg / - $/oz - sold	74,793	71,822	72,551	277	278	280
Total cash costs * - R / - $ - ton milled	31	29	30	3	3	3
- R/kg / - $/oz - produced	52,022	42,584	43,672	193	165	168
PRODUCTIVITY						
per employee - g / - oz - target	309	349	348	9.95	11.22	11.19
- actual	407	555	548	13.09	17.85	17.62
per employee - m2 / - ft2 - target	-	-	-	-	-	-
- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)						
Gold sales	47.1	51.3	158.2	5.6	6.4	19.6
Cost of sales	25.1	21.3	73.9	2.9	2.6	9.2
Cash operating costs	24.4	22.3	68.4	2.9	2.7	8.5
Other cash costs	-	-	0.1	-	-	-
Total cash costs	24.4	22.3	68.5	2.9	2.7	8.5
Retrenchment costs	0.3	0.1	0.5	-	-	0.1
Rehabilitation and other non-cash costs	-	-	-	-	-	-
Production costs	24.7	22.4	69.0	2.9	2.7	8.6
Amortisation of mining assets	-	-	-	-	-	-
Inventory change	0.4	(1.1)	4.9	-	(0.1)	0.6
Operating profit	22.0	30.0	84.3	2.7	3.8	10.4
Capital expenditure	-	-	-	-	-	-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS

TAUTONA MINE				Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		77	73	215	832	782	2,315
Milled - 000	- tonnes	/ - tons							
	- reef			408	411	1,196	450	452	1,318
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			408	411	1,196	450	452	1,318
Yield	- g/t	/ - oz/t							
	- reef			12.30	11.87	12.19	0.359	0.346	0.355
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			12.30	11.87	12.19	0.359	0.346	0.355
Gold produced	- kg	/ - oz 000							
	- reef			5,021	4,870	14,574	161	156	469
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			5,021	4,870	14,574	161	156	469
Gold sold	- kg	/ - oz 000	- total	5,021	5,080	14,582	162	163	469
Revenue	- R/kg	/ - $/oz	- sold	74,743	71,826	72,822	277	278	280
Total cash costs	- R	/ - $	- ton milled	511	501	510	55	57	57
	- R/kg	/ - $/oz	- produced	41,583	42,229	41,832	154	164	161
PRODUCTIVITY									
per employee	- g	/ - oz	- target	279	276	269	8.98	8.87	8.66
			- actual	279	265	263	8.98	8.51	8.45
per employee	- m2	/ - ft2	- target	4.30	4.18	4.15	46.27	45.00	44.64
			- actual	4.30	3.95	3.88	46.30	42.51	41.74
FINANCIAL RESULTS (MILLION)									
Gold sales				375.3	364.9	1,061.9	44.7	45.4	131.2
Cost of sales				225.0	221.0	655.2	26.8	27.5	81.1
Cash operating costs				207.5	204.3	605.7	24.7	25.4	75.0
Other cash costs				1.2	1.3	4.0	0.1	0.1	0.5
Total cash costs				208.7	205.6	609.7	24.8	25.5	75.5
Retrenchment costs				2.1	3.0	6.3	0.3	0.4	0.8
Rehabilitation and other non-cash costs				1.0	0.1	1.1	0.1	-	0.1
Production costs				211.8	208.7	617.1	25.2	25.9	76.4
Amortisation of mining assets				13.2	7.8	35.8	1.6	1.0	4.4
Inventory change				-	4.5	2.3	-	0.6	0.3
Operating profit				150.3	143.9	406.7	17.9	17.9	50.1
Capital expenditure				16.8	17.1	41.8	2.0	2.1	5.1

SOUTH AFRICAN REGION
WEST WITS

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SAVUKA MINE		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	53	50	149	571	547	1,609
Milled - 000	- tonnes / - tons						
	- reef	233	246	696	257	271	767
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	233	246	696	257	271	767
Yield	- g/t / - oz/t						
	- reef	7.98	8.20	8.11	0.233	0.239	0.236
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- average	7.98	8.20	8.11	0.233	0.239	0.236
Gold produced	- kg / - oz 000						
	- reef	1,860	2,017	5,641	60	65	181
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	-	-	-	-
	- total	1,860	2,017	5,641	60	65	181
Gold sold	- kg / - oz 000 - total	1,860	2,090	5,644	60	67	182
Revenue	- R/kg / - $/oz - sold	74,891	71,824	72,799	277	278	280
Total cash costs	- R / - $ - ton milled	551	522	539	60	59	61
	- R/kg / - $/oz - produced	69,087	63,636	66,540	256	246	256
PRODUCTIVITY							
per employee	- g / - oz - target	168	163	167	5.40	5.23	5.36
	- actual	144	157	146	4.63	5.05	4.69
per employee	- m2 / - ft2 - target	4.52	4.40	4.48	48.65	47.39	48.24
	- actual	4.11	3.95	3.87	44.23	42.51	41.63
FINANCIAL RESULTS (MILLION)							
Gold sales		139.3	150.1	410.8	16.6	18.7	50.8
Cost of sales		131.7	143.4	396.6	15.7	17.8	49.1
Cash operating costs		127.6	127.4	372.6	15.2	15.9	46.1
Other cash costs		0.9	0.9	2.8	0.1	0.1	0.3
Total cash costs		128.5	128.3	375.4	15.3	16.0	46.4
Retrenchment costs		1.4	2.9	5.5	0.2	0.4	0.7
Rehabilitation and other non-cash costs		0.6	-	0.6	0.1	-	0.1
Production costs		130.5	131.2	381.5	15.6	16.4	47.2
Amortisation of mining assets		1.2	1.8	16.9	0.1	0.2	2.2
Inventory change		-	10.4	(1.8)	-	1.2	(0.3)
Operating profit		7.6	6.7	14.2	0.9	0.9	1.7
Capital expenditure		-	-	-	-	-	-

SOUTH AFRICAN REGION
WEST WITS

MPONENG MINE				Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		67	56	186	725	596	2,000
Milled - 000	- tonnes	/ - tons							
	- reef			376	346	1,092	415	382	1,203
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			376	346	1,092	415	382	1,203
Yield	- g/t	/ - oz/t							
	- reef			8.35	7.09	7.46	0.244	0.207	0.218
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			8.35	7.09	7.46	0.244	0.207	0.218
Gold produced	- kg	/ - oz 000							
	- reef			3,144	2,453	8,150	101	79	262
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,144	2,453	8,150	101	79	262
Gold sold	- kg	/ - oz 000	- total	3,144	2,541	8,154	101	82	262
Revenue	- R/kg	/ - $/oz	- sold	74,847	71,826	72,899	277	278	280
Total cash costs	- R	/ - $	- ton milled	476	499	471	52	56	53
	- R/kg	/ - $/oz	- produced	57,009	70,461	63,139	211	273	243
PRODUCTIVITY									
per employee	- g	/ - oz	- target	192	182	187	6.17	5.85	6.03
			- actual	194	149	165	6.23	4.79	5.31
per employee	- m2	/ - ft2	- target	4.52	4.54	4.49	48.64	48.83	48.36
			- actual	4.15	3.36	3.77	44.68	36.17	40.56
FINANCIAL RESULTS (MILLION)									
Gold sales				235.3	182.5	594.4	28.0	22.7	73.3
Cost of sales				224.3	220.3	632.0	26.6	27.5	78.1
Cash operating costs				178.0	171.5	510.7	21.2	21.4	63.2
Other cash costs				1.2	1.4	3.9	0.1	0.1	0.5
Total cash costs				179.2	172.9	514.6	21.3	21.5	63.7
Retrenchment costs				1.9	3.6	6.3	0.2	0.5	0.8
Rehabilitation and other non-cash costs				0.9	0.1	1.0	0.1	-	0.1
Production costs				182.0	176.6	521.9	21.6	22.0	64.6
Amortisation of mining assets				42.3	45.3	106.5	5.0	5.7	13.1
Inventory change				-	(1.6)	3.6	-	(0.2)	0.4
Operating profit				11.0	(37.8)	(37.6)	1.4	(4.8)	(4.8)
Capital expenditure				51.6	62.7	160.8	6.2	7.8	19.9

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
ELANDSRAND MINE			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Area mined - 000	- m2	/ - ft2	-	-	28	-	-	301
Milled - 000	- tonnes	/ - tons						
	- reef		-	-	99	-	-	109
	- waste		-	-	2	-	-	2
	- surface and dump reclamation		-	-	-	-	-	-
	- total		-	-	101	-	-	111
Yield	- g/t	/ - oz/t						
	- reef		-	-	6.24	-	-	0.182
	- waste		-	-	1.00	-	-	0.029
	- surface and dump reclamation		-	-	-	-	-	-
	- average		-	-	6.13	-	-	0.179
Gold produced	- kg	/ - oz 000						
	- reef		-	-	618	-	-	20
	- waste		-	-	2	-	-	-
	- surface and dump reclamation		-	-	-	-	-	-
	- total		-	-	620	-	-	20
Gold sold	- kg	/ - oz 000 - total	-	-	623	-	-	20
Revenue	- R/kg	/ - $/oz - sold	-	-	67,726	-	-	271
Total cash costs	- R	/ - $ - ton milled	-	-	554	-	-	65
	- R/kg	/ - $/oz - produced	-	-	90,300	-	-	362
PRODUCTIVITY								
per employee	- g	/ - oz - target	-	-	134	-	-	4.31
		- actual	-	-	104	-	-	3.34
per employee	- m2	/ - ft2 - target	-	-	5.25	-	-	56.53
		- actual	-	-	4.69	-	-	50.48
FINANCIAL RESULTS (MILLION)								
Gold sales			-	-	42.2	-	-	5.4
Cost of sales			-	-	56.2	-	-	7.2
Cash operating costs			-	-	55.5	-	-	7.2
Other cash costs			-	-	0.4	-	-	0.1
Total cash costs			-	-	55.9	-	-	7.2
Retrenchment costs			-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-
Production costs			-	-	55.9	-	-	7.2
Amortisation of mining assets			-	-	-	-	-	-
Inventory change			-	-	0.3	-	-	-
Operating profit			-	-	(14.0)	-	-	(1.8)
Capital expenditure			-	0.2	12.0	-	-	1.5

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
DEELKRAAL MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/	- ft2	-	-	9	-	-	93
Milled - 000	- tonnes	/	- tons						
	- reef			-	-	55	-	-	61
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			-	-	55	-	-	61
Yield	- g/t	/	- oz/t						
	- reef			-	-	7.55	-	-	0.220
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			-	-	7.55	-	-	0.220
Gold produced	- kg	/	- oz 000						
	- reef			-	-	417	-	-	13
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			-	-	417	-	-	13
Gold sold	- kg	/ - oz 000	- total	-	-	419	-	-	13
Revenue	- R/kg	/ - $/oz	- sold	-	-	67,726	-	-	271
Total cash costs	- R	/ - $	- ton milled	-	-	625	-	-	73
	- R/kg	/ - $/oz	- produced	-	-	82,790	-	-	331
PRODUCTIVITY									
per employee	- g	/ - oz	- target	-	-	140	-	-	4.50
			- actual	-	-	123	-	-	3.97
per employee	- m2	/ - ft2	- target	-	-	3.37	-	-	36.28
			- actual	-	-	2.55	-	-	27.45
FINANCIAL RESULTS (MILLION)									
Gold sales				-	-	28.4	-	-	3.6
Cost of sales				-	-	34.8	-	-	4.4
Cash operating costs				-	-	34.3	-	-	4.4
Other cash costs				-	-	0.2	-	-	-
Total cash costs				-	-	34.5	-	-	4.4
Retrenchment costs				-	-	0.2	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				-	-	34.7	-	-	4.4
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	-	0.1	-	-	-
Operating profit				-	-	(6.4)	-	-	(0.8)
Capital expenditure				-	-	-	-	-	-

SOUTH AFRICAN REGION
WEST WITS

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SURFACE OPERATIONS		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - 000	- m2 / - ft2	-	-	-	-	-	-
Milled - 000	- tonnes / - tons						
	- reclamation from rehabilitation	13	2	16	14	2	18
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	42	-	-	46
	- total	13	2	58	14	2	64
Yield	- g/t / - oz/t						
	- reclamation from rehabilitation	0.76	0.01	1.77	0.022	0.000	0.052
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	0.60	-	-	0.018
	- average	0.76	0.01	0.93	0.022	0.000	0.027
Gold produced	- kg / - oz 000						
	- reclamation from rehabilitation	10	0	29	0	0	1
	- waste	-	-	-	-	-	-
	- surface and dump reclamation	-	-	25	-	-	1
	- total	10	0	54	0	0	2
Gold sold	- kg / - oz 000 - total	10	0	54	1	0	2
Revenue	- R/kg / - $/oz - sold	-	-	67,726	-	-	271
Total cash costs*	- R / - $ - ton milled	-	-	4	-	-	-
	- R/kg / - $/oz - produced	-	-	2,820	-	-	13
PRODUCTIVITY							
per employee	- g / - oz - target	-	-	-	-	-	-
	- actual	-	-	-	-	-	-
per employee	- m2 / - ft2 - target	-	-	-	-	-	-
	- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)							
Gold sales		0.8	-	3.8	0.1	-	0.5
Cost of sales		-	-	0.2	-	-	-
Cash operating costs		-	-	0.2	-	-	-
Other cash costs		-	-	-	-	-	-
Total cash costs		-	-	0.2	-	-	-
Retrenchment costs		-	-	-	-	-	-
Rehabilitation and other non-cash costs		-	-	-	-	-	-
Production costs		-	-	0.2	-	-	-
Amortisation of mining assets		-	-	-	-	-	-
Inventory change		-	-	-	-	-	-
Operating profit		0.8	-	3.6	0.1	-	0.5
Capital expenditure		-	-	-	-	-	-

* Excludes reclamation from rehabilitation

AFRICAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
NAVACHAB	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	1,383	1,395	3,701	1,524	1,538	4,079
Volume mined - 000 - bcm / - bcy	425	441	1,135	556	577	1,485
Stripping ratio - t (mined - treated) / t treated	3.25	3.36	2.85	3.25	3.36	2.85
Treated - 000 - tonnes / - tons	326	320	962	359	352	1,060
Yield - g/t / - oz/t	1.95	2.15	2.05	0.057	0.063	0.060
Gold produced - kg / - oz 000	636	689	1,971	20	22	63
Gold sold - kg / - oz 000	636	689	1,971	20	22	63
Revenue - R/kg / - $/oz - sold	75,846	71,175	71,320	281	276	274
Total cash costs - R/kg / - $/oz - produced	48,868	41,765	44,746	181	162	172
PRODUCTIVITY						
per employee - g / - oz - target	600	584	598	19.28	18.77	19.23
- actual	621	659	634	19.95	21.19	20.39
FINANCIAL RESULTS (MILLION)						
Gold sales	48.3	49.0	140.6	5.8	6.1	17.4
Cost of sales	33.4	30.2	94.4	4.0	3.8	11.6
Cash operating costs	30.9	28.5	87.5	3.7	3.5	10.8
Other cash costs	0.2	0.3	0.7	-	0.1	0.1
Total cash costs	31.1	28.8	88.2	3.7	3.6	10.9
Rehabilitation and other non-cash costs	0.2	(0.2)	0.2	-	-	-
Production costs	31.3	28.6	88.4	3.7	3.6	10.9
Amortisation of mining assets	2.2	2.2	6.5	0.3	0.2	0.8
Inventory change	(0.1)	(0.6)	(0.5)	-	-	(0.1)
Operating profit	14.9	18.8	46.2	1.8	2.3	5.8
Capital expenditure	0.2	0.4	1.5	-	0.1	0.2

AFRICAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SADIOLA - Attributable 38%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	1,292	1,531	4,613	1,424	1,688	5,085
Volume mined - 000 - bcm / - bcy	713	854	2,581	933	1,116	3,376
Stripping ratio - t (mined - treated) / t treated	1.50	2.08	2.02	1.50	2.08	2.02
Treated - 000 - tonnes / - tons	518	498	1,526	571	549	1,682
Yield - g/t / - oz/t	2.81	3.25	3.02	0.082	0.095	0.088
Gold produced - kg / - oz 000	1,455	1,616	4,612	47	52	148
Gold sold - kg / - oz 000	1,510	1,511	4,505	48	49	144
Revenue - R/kg / - $/oz - sold	80,391	78,417	77,466	298	304	298
Total cash costs - R/kg / - $/oz - produced	37,009	32,361	33,904	137	125	130
PRODUCTIVITY						
per employee - g / - oz - target	2 069	2 399	2 157	66.51	77.13	69.34
- actual	2 203	2 449	2 329	70.82	78.72	74.87
FINANCIAL RESULTS (MILLION)						
Gold sales	121.3	118.6	349.0	14.5	14.8	43.2
Cost of sales	83.9	73.8	231.0	10.0	9.2	28.5
Cash operating costs	45.4	44.0	132.0	5.4	5.5	16.3
Other cash costs	8.5	8.3	24.4	1.0	1.0	3.0
Total cash costs	53.9	52.3	156.4	6.4	6.5	19.3
Rehabilitation and other non-cash costs	0.4	0.3	1.8	-	0.1	0.2
Production costs	54.3	52.6	158.2	6.4	6.6	19.5
Amortisation of mining assets	26.8	25.6	77.2	3.2	3.1	9.5
Inventory change	2.8	(4.4)	(4.4)	0.4	(0.5)	(0.5)
Operating profit	37.4	44.8	118.0	4.5	5.6	14.7
Capital expenditure	9.5	10.0	25.4	1.1	1.2	3.1

AFRICAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
MORILA - Attributable 40%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	2,109	2,390	6,156	2,325	2,635	6,786
Volume mined - 000 - bcm / - bcy	976	1,164	2,955	1,277	1,523	3,866
Stripping ratio - t (mined - treated) / t treated	6.00	7.11	6.40	6.00	7.11	6.40
Treated - 000 - tonnes / - tons	301	295	832	332	325	917
Yield - g/t / - oz/t	6.74	6.91	7.27	0.197	0.202	0.212
Gold produced - kg / - oz 000	2,031	2,037	6,052	65	65	195
Gold sold - kg / - oz 000	2,031	2,037	6,052	65	65	195
Revenue - R/kg / - $/oz - sold	75,163	70,635	70,865	278	274	272
Total cash costs - R/kg / - $/oz - produced	28,236	25,814	25,552	104	100	98
PRODUCTIVITY						
per employee - g / - oz - target	4 397	4 375	4 413	141.38	140.67	141.87
- actual	3 125	4 310	3 921	100.48	138.55	126.06
FINANCIAL RESULTS (MILLION)						
Gold sales	152.7	143.9	428.8	18.2	17.9	53.0
Cost of sales	99.3	90.1	273.0	11.8	11.4	33.6
Cash operating costs	46.8	42.7	125.1	5.6	5.4	15.4
Other cash costs	10.5	9.9	29.5	1.3	1.2	3.6
Total cash costs	57.3	52.6	154.6	6.9	6.6	19.0
Rehabilitation and other non-cash costs	0.4	0.4	1.2	-	0.1	0.1
Production costs	57.7	53.0	155.8	6.9	6.7	19.1
Amortisation of mining assets	40.4	37.9	117.0	4.8	4.8	14.5
Inventory change	1.2	(0.8)	0.2	0.1	(0.1)	-
Operating profit	53.4	53.8	155.8	6.4	6.5	19.4
Capital expenditure	22.5	16.9	71.2	2.8	2.1	8.9

AFRICAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
GEITA - Attributable 50%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	4,242	3,940	11,563	4,676	4,343	12,746
Volume mined - 000 - bcm / - bcy	1,644	1,449	4,498	2,150	1,896	5,883
Stripping ratio - t (mined - treated) / t treated	7.78	4.84	6.40	7.78	4.84	6.40
Treated - 000 - tonnes / - tons	483	675	1,562	533	744	1,721
Yield - g/t / - oz/t	4.61	3.31	4.06	0.134	0.097	0.118
Gold produced - kg / - oz 000	2,225	2,237	6,337	72	72	204
Gold sold - kg / - oz 000	2,225	2,237	6,337	72	72	204
Revenue - R/kg / - $/oz - sold	77,675	74,537	75,536	287	289	290
Total cash costs - R/kg / - $/oz - produced	40,461	34,275	36,778	150	133	141
PRODUCTIVITY						
per employee - g / - oz - target	1 986	1 850	1 859	63.85	59.49	59.77
- actual	1 800	1 977	1 925	57.87	63.55	61.89
FINANCIAL RESULTS (MILLION)						
Gold revenue	172.9	166.7	478.7	20.6	20.7	59.1
Cost of sales	126.2	108.2	336.7	15.0	13.4	41.5
Cash operating costs	83.3	70.3	215.1	9.9	8.7	26.5
Other cash costs	6.8	6.3	17.9	0.8	0.8	2.2
Total cash costs	90.1	76.6	233.0	10.7	9.5	28.7
Rehabilitation and other non-cash costs	3.6	(1.1)	3.5	0.4	(0.1)	0.4
Production costs	93.7	75.5	236.5	11.1	9.4	29.1
Amortisation of mining assets	32.0	25.4	87.6	3.8	3.1	10.8
Inventory change	0.5	7.3	12.6	0.1	0.9	1.6
Operating profit	46.7	58.5	142.0	5.6	7.3	17.6
Capital expenditure	35.8	8.2	73.2	4.3	1.0	9.0

AFRICAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
YATELA - Attributable 40%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - 000 - tonnes / - tons	1,352	-	1,352	1,491	-	1,491
Volume mined - 000 - bcm / - bcy	666	-	666	872	-	872
Stripping ratio - t (mined - treated) / t treated	4.97	-	4.97	4.97	-	4.97
Treated - 000 - tonnes / - tons	226	-	226	250	-	250
Yield - g/t / - oz/t	3.38	-	3.38	0.099	-	0.099
Gold produced - kg / - oz 000	766	-	766	25	-	25
Gold sold - kg / - oz 000	958	-	958	31	-	31
Revenue - R/kg / - $/oz - sold	73,511	-	73,511	274	-	274
Total cash costs - R/kg / - $/oz - produced	39,359	-	39,359	146	-	146
PRODUCTIVITY						
per employee - g / - oz - target	1 819	-	1 819	58.49	-	58.49
- actual	1 698	-	1 698	54.61	-	54.61
FINANCIAL RESULTS (MILLION)						
Gold sales	70.4	-	70.4	8.4	-	8.4
Cost of sales	47.6	-	47.6	5.6	-	5.6
Cash operating costs	25.2	-	25.2	3.0	-	3.0
Other cash costs	5.0	-	5.0	0.6	-	0.6
Total cash costs	30.2	-	30.2	3.6	-	3.6
Rehabilitation and other non-cash costs	0.2	-	0.2	-	-	-
Production costs	30.4	-	30.4	3.6	-	3.6
Amortisation of mining assets	10.3	-	10.3	1.2	-	1.2
Inventory change	6.9	-	6.9	0.8	-	0.8
Operating profit	22.8	-	22.8	2.8	-	2.8
Capital expenditure	1.0	29.2	51.3	0.1	3.7	6.4

48

NORTH AMERICAN REGION

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
CRIPPLE CREEK & VICTOR J.V.			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes	/ - tons	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
Open-pit Operations								
Mined - 000	- tonnes	/ - tons	7,990	7,281	22,249	8,807	8,026	24,525
Stripping ratio	- t (mined - treated) / t treated		2.04	1.46	1.52	2.04	1.46	1.52
Treated - 000	- tonnes	/ - tons	2,630	2,959	8,830	2,899	3,261	9,733
Gold in ore	- kg	/ - oz 000	3,232	3,323	9,972	104	107	321
Yield	- g/t	/ - oz/t	0.72	0.60	0.60	0.021	0.018	0.017
Gold produced	- kg	/ - oz 000	1,899	1,784	5,255	61	57	169
Total								
Yield	- g/t	/ - oz/t	0.72	0.60	0.60	0.021	0.018	0.017
Gold produced	- kg	/ - oz 000	1,899	1,784	5,255	61	57	169
Gold sold	- kg	/ - oz 000	1,899	1,784	5,255	61	57	169
Revenue	- R/kg	/ - $/oz - sold	85,872	82,131	83,295	318	318	320
Total cash costs	- R/kg	/ - $/oz - produced	52,099	45,677	47,053	193	177	180
PRODUCTIVITY								
per employee	- g	/ - oz - target	2,412	2,284	2,217	77.56	73.45	71.27
		- actual	2,255	2,158	2,109	72.51	69.37	67.80
FINANCIAL RESULTS (MILLION)								
Gold sales			163.1	146.6	437.7	19.4	18.3	54.0
Cost of sales			144.4	121.4	367.7	17.1	15.2	45.3
Cash operating costs			112.1	106.3	313.4	13.3	13.3	38.7
Other cash costs			-	-	-	-	-	-
Total cash costs			112.1	106.3	313.4	13.3	13.3	38.7
Rehabilitation and other non-cash costs			(0.7)	(5.5)	(11.9)	(0.1)	(0.7)	(1.5)
Production costs			111.4	100.8	301.5	13.2	12.6	37.2
Amortisation of mining assets			46.1	45.4	132.3	5.5	5.7	16.4
Inventory change			(13.1)	(24.8)	(66.1)	(1.6)	(3.1)	(8.3)
Operating profit			18.7	25.2	70.0	2.3	3.1	8.7
Capital expenditure			166.4	156.2	406.5	19.8	19.4	49.9

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

* Total cash cost calculation includes inventory

NORTH AMERICAN REGION

JERRITT CANYON J.V. - Attributable 70%			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
			Rand / Metric			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes / - tons		311	302	928	343	334	1,022
Treated - 000	- tonnes / - tons		255	227	718	281	251	791
Gold in ore	- kg / - oz 000		1,738	1,510	4,924	56	48	158
Yield	- g/t / - oz/t		8.99	9.95	9.58	0.262	0.290	0.279
Gold produced	- kg / - oz 000		2,289	2,263	6,873	74	73	221
Open-pit Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		8.99	9.95	9.58	0.262	0.290	0.279
Gold produced	- kg / - oz 000		2,290	2,263	6,874	74	73	221
Gold sold	- kg / - oz 000		2,290	2,263	6,874	73	73	221
Revenue	- R/kg / - $/oz	- sold	85,683	82,084	82,978	318	318	320
Total cash costs	- R/kg / - $/oz	- produced	54,108	56,059	56,212	200	217	217
PRODUCTIVITY								
per employee	- g / - oz	- target	2,714	2,493	2,599	87.26	80.15	83.55
		- actual	2,712	2,658	2,643	87.18	85.47	84.98
FINANCIAL RESULTS (MILLION)								
Gold sales			196.1	185.8	570.8	23.4	23.2	70.7
Cost of sales			166.1	163.1	507.2	19.7	20.4	62.8
Cash operating costs			123.9	126.8	386.4	14.7	15.8	47.9
Other cash costs			-	-	-	-	-	-
Total cash costs			123.9	126.8	386.4	14.7	15.8	47.9
Rehabilitation and other non-cash costs			3.0	2.6	8.2	0.4	0.4	1.0
Production costs			126.9	129.4	394.6	15.1	16.2	48.9
Amortisation of mining assets			33.9	36.9	110.3	4.0	4.6	13.7
Inventory change			5.3	(3.2)	2.3	0.6	(0.4)	0.2
Operating profit			30.0	22.7	63.6	3.7	2.8	7.9
Capital expenditure			25.0	22.5	71.2	3.0	2.8	8.8

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

		Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
MORRO VELHO		**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS							
GOLD							
Underground Operations							
Mined - 000	- tonnes / - tons	221	218	668	244	239	736
Treated - 000	- tonnes / - tons	218	217	664	241	240	733
Gold in ore	- kg / - oz 000	1,670	1,647	4,880	54	53	157
Yield	- g/t / - oz/t	7.14	7.10	6.86	0.208	0.207	0.200
Gold produced	- kg / - oz 000	1,558	1,543	4,562	50	50	147
Open-pit Operations							
Mined - 000	- tonnes / - tons	238	258	725	263	284	800
Stripping ratio	- t (mined - treated) / t treated	8.97	16.74	10.59	8.97	16.74	10.59
Treated - 000	- tonnes / - tons	24	15	63	26	16	69
Gold in ore	- kg / - oz 000	89	50	223	3	1	7
Yield	- g/t / - oz/t	3.49	3.16	3.33	0.102	0.092	0.097
Gold produced	- kg / - oz 000	83	46	208	3	1	7
Total							
Yield	- g/t / - oz/t	6.78	6.85	6.55	0.198	0.200	0.191
Gold produced	- kg / - oz 000	1,642	1,589	4,771	53	51	153
Gold sold	- kg / - oz 000	1,722	1,686	5,094	56	54	164
Revenue	- R/kg / - $/oz - sold	85,590	82,116	83,102	318	318	320
Total cash costs	- R/kg / - $/oz - produced	32,493	35,708	33,698	121	138	130
PRODUCTIVITY							
per employee	- g / - oz - target	418	374	388	13.44	12.03	12.48
	- actual	381	376	375	12.25	12.08	12.04
FINANCIAL RESULTS (MILLION)							
Gold sales		147.4	138.4	423.3	17.6	17.3	52.4
Cost of sales		98.1	86.5	258.6	11.6	10.7	31.9
Cash operating costs		52.1	55.7	157.6	6.2	6.9	19.5
Other cash costs		1.2	1.0	3.2	0.1	0.2	0.4
Total cash costs		53.3	56.7	160.8	6.3	7.1	19.9
Rehabilitation and other non-cash costs		1.8	1.6	5.0	0.2	0.2	0.6
Production costs		55.1	58.3	165.8	6.5	7.3	20.5
Amortisation of mining assets		25.1	22.2	68.2	3.0	2.7	8.4
Inventory change		17.9	6.0	24.6	2.1	0.7	3.0
Operating profit		49.3	51.9	164.7	6.0	6.6	20.5
Capital expenditure		25.0	18.5	63.9	3.0	2.3	7.9

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SERRA GRANDE - Attributable 50%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes	/ - tons	91	88	270	100	96	297
Treated - 000	- tonnes	/ - tons	93	93	277	102	103	305
Gold in ore	- kg	/ - oz 000	824	802	2,403	26	26	77
Yield	- g/t	/ - oz/t	8.46	8.15	8.26	0.247	0.238	0.241
Gold produced	- kg	/ - oz 000	784	763	2,287	25	25	74
Open-pit Operations								
Mined - 000	- tonnes	/ - tons	-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated		-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
Total								
Yield	- g/t	/ - oz/t	8.46	8.15	8.26	0.247	0.238	0.241
Gold produced	- kg	/ - oz 000	784	763	2,287	25	25	74
Gold sold	- kg	/ - oz 000	784	759	2,334	26	24	75
Revenue	- R/kg	/ - $/oz - sold	85,495	82,112	83,037	318	318	320
Total cash costs	- R/kg	/ - $/oz - produced	27,005	28,081	27,609	100	109	106
PRODUCTIVITY								
per employee	- g	/ - oz - target	958	945	945	30.79	30.39	30.39
		- actual	1,003	967	972	32.26	31.08	31.25
FINANCIAL RESULTS (MILLION)								
Gold sales			67.1	62.3	193.9	8.0	7.8	24.0
Cost of sales			33.1	33.0	99.9	4.0	4.1	12.4
Cash operating costs			20.2	20.5	60.3	2.4	2.6	7.5
Other cash costs			1.0	0.9	2.8	0.1	0.1	0.3
Total cash costs			21.2	21.4	63.1	2.5	2.7	7.8
Rehabilitation and other non-cash costs			0.5	0.5	1.7	0.1	-	0.2
Production costs			21.7	21.9	64.8	2.6	2.7	8.0
Amortisation of mining assets			11.0	11.0	33.0	1.3	1.4	4.1
Inventory change			0.4	0.1	2.1	0.1	-	0.3
Operating profit			34.0	29.3	94.0	4.0	3.7	11.6
Capital expenditure			9.3	5.8	18.5	1.1	0.7	2.3

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
CERRO VANGUARDIA - Attributable 46.25%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined - 000	- tonnes	/ - tons	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
Open-pit Operations								
Mined - 000	- tonnes	/ - tons	1,431	1,430	4,088	1,577	1,577	4,506
Stripping ratio	- t (mined - treated) / t treated		13.58	13.97	13.03	13.58	13.97	13.03
Treated - 000	- tonnes	/ - tons	98	95	291	108	105	321
Gold in ore	- kg	/ - oz 000	1,115	972	3,169	36	31	102
Yield	- g/t	/ - oz/t	10.89	9.82	10.47	0.318	0.287	0.306
Gold produced	- kg	/ - oz 000	1,068	939	3,052	34	30	98
Total								
Yield	- g/t	/ - oz/t	10.89	9.82	10.47	0.318	0.287	0.306
Gold produced	- kg	/ - oz 000	1,068	939	3,052	34	30	98
Gold sold	- kg	/ - oz 000	1,018	987	3,003	32	32	96
Revenue	- R/kg	/ - $/oz - sold	78,556	74,972	75,952	290	290	292
Total cash costs	- R/kg	/ - $/oz - produced	31,775	37,387	35,070	118	145	135
PRODUCTIVITY								
per employee	- g	/ - oz - target	1,692	1,398	1,544	54.41	44.95	49.63
		- actual	1,893	1,868	1,887	60.88	60.04	60.66
FINANCIAL RESULTS (MILLION)								
Gold sales			90.4	79.0	248.1	10.7	9.9	30.6
Cost of sales			56.7	60.0	178.4	6.7	7.5	22.2
Cash operating costs			27.9	29.9	90.8	3.3	3.7	11.3
Other cash costs			6.0	5.2	16.2	0.7	0.7	2.0
Total cash costs			33.9	35.1	107.0	4.0	4.4	13.3
Rehabilitation and other non-cash costs			2.1	1.7	5.5	0.2	0.2	0.7
Production costs			36.0	36.8	112.5	4.2	4.6	14.0
Amortisation of mining assets			19.3	22.7	64.0	2.3	2.8	8.0
Inventory change			1.4	0.5	1.9	0.2	0.1	0.2
Operating profit			33.7	19.0	69.7	4.0	2.4	8.4
Capital expenditure			7.6	8.3	33.0	0.9	1.0	4.1

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION

				Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
SUNRISE DAM				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/	- bcy	5,827	4,903	15,719	7,623	6,413	20,561
Treated - 000	- tonnes	/	- tons	712	481	1,651	785	530	1,820
Yield	- g/t	/	- oz/t	3.36	4.37	4.12	0.098	0.128	0.120
Gold produced	- kg	/	- oz 000	2,393	2,104	6,799	77	68	219
Gold sold	- kg	/	- oz 000	2,222	2,578	6,568	71	83	211
Revenue	- R/kg	/	- $/oz - sold	87,144	69,179	79,910	321	267	306
Total cash costs	- R/kg	/	- $/oz - produced	46,048	38,221	39,262	170	148	150
PRODUCTIVITY									
per employee	- g	/	- oz - target	2,810	2,214	2,525	90.34	71.17	81.18
			- actual	2,819	2,057	2,338	90.63	66.13	75.17
FINANCIAL RESULTS (MILLION)									
Gold sales				193.7	178.4	524.8	22.9	22.2	64.6
Cost of sales				154.3	120.6	367.8	18.4	15.0	45.2
Cash operating costs				92.3	53.4	202.6	11.0	6.6	24.9
Other cash costs				17.9	27.0	64.4	2.1	3.4	8.0
Total cash costs				110.2	80.4	267.0	13.1	10.0	32.9
Rehabilitation and other non-cash costs				1.6	1.4	4.4	0.2	0.2	0.5
Production costs				111.8	81.8	271.4	13.3	10.2	33.4
Amortisation of mining assets				28.2	27.2	81.1	3.4	3.4	10.0
Inventory change				14.3	11.6	15.3	1.7	1.4	1.8
Operating profit				39.4	57.8	157.0	4.5	7.2	19.4
Capital expenditure				91.8	79.9	282.4	11.0	9.9	35.1

AUSTRALIAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
BODDINGTON - Attributable 33.33%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Volume mined - 000 - bcm / - bcy	-	-	-	-	-	-
Treated - 000 - tonnes / - tons	735	696	2,154	811	767	2,375
Yield - g/t / - oz/t	0.92	0.88	0.88	0.027	0.026	0.026
Gold produced - kg / - oz 000	679	615	1,894	22	20	61
Gold sold - kg / - oz 000	673	669	1,851	22	22	60
Revenue - R/kg / - $/oz - sold	86,472	69,027	79,087	319	267	303
Total cash costs - R/kg / - $/oz - produced	47,472	55,385	51,438	176	215	198
PRODUCTIVITY						
per employee - g / - oz - target	1,465	1,838	1,707	47.11	59.10	54.89
- actual	1,691	1,694	1,693	54.37	54.48	54.43
FINANCIAL RESULTS (MILLION)						
Gold sales	58.2	46.2	146.4	6.9	5.7	18.0
Cost of sales	38.7	41.4	115.7	4.6	5.3	14.4
Cash operating costs	31.0	33.0	94.1	3.7	4.2	11.7
Other cash costs	1.2	1.0	3.3	0.1	0.2	0.4
Total cash costs	32.2	34.0	97.4	3.8	4.4	12.1
Rehabilitation and other non-cash costs	-	-	-	-	-	-
Production costs	32.2	34.0	97.4	3.8	4.4	12.1
Amortisation of mining assets	0.8	6.1	12.1	0.1	0.7	1.5
Inventory change	5.7	1.3	6.2	0.7	0.2	0.8
Operating profit	19.5	4.8	30.7	2.3	0.4	3.6
Capital expenditure	-	2.1	3.6	-	0.3	0.5

			Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
TANAMI - Attributable 40%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined - 000	- bcm	/ - bcy	25	299	760	33	391	994
Treated - 000	- tonnes	/ - tons	153	88	370	169	96	408
Yield	- g/t	/ - oz/t	1.25	2.37	1.74	0.036	0.069	0.051
Gold produced	- kg	/ - oz 000	191	208	643	6	7	21
Gold sold	- kg	/ - oz 000	188	250	634	6	8	20
Revenue	- R/kg	/ - $/oz - sold	85,137	68,834	78,155	315	266	301
Total cash costs	- R/kg	/ - $/oz - produced	64,301	49,741	75,658	239	193	294
PRODUCTIVITY								
per employee	- g	/ - oz - target	1,583	1,541	1,487	50.90	49.55	47.80
		- actual	1,396	1,400	1,177	44.89	45.00	37.84
FINANCIAL RESULTS (MILLION)								
Gold sales			16.0	17.2	49.5	1.9	2.1	6.1
Cost of sales			17.9	9.6	55.4	2.1	1.1	6.8
Cash operating costs			11.9	10.1	47.5	1.4	1.2	5.9
Other cash costs			0.4	0.3	1.2	-	-	0.1
Total cash costs			12.3	10.4	48.7	1.4	1.2	6.0
Rehabilitation and other non-cash costs			2.4	-	2.4	0.3	-	0.3
Production costs			14.7	10.4	51.1	1.7	1.2	6.3
Amortisation of mining assets			1.5	1.6	4.8	0.2	0.2	0.6
Inventory change			1.7	(2.4)	(0.5)	0.2	(0.3)	(0.1)
Operating profit			(1.9)	7.6	(5.9)	(0.2)	1.0	(0.7)
Capital expenditure			-	0.2	1.9	-	-	0.2

AUSTRALIAN REGION

				Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
UNION REEFS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/	- bcy	1,317	1,115	3,437	1,723	1,457	4,496
Treated - 000	- tonnes	/	- tons	674	618	1,997	743	682	2,201
Yield	- g/t	/	- oz/t	1.36	1.18	1.31	0.038	0.034	0.038
Gold produced	- kg	/	- oz 000	915	730	2,620	29	23	83
Gold sold	- kg	/	- oz 000	898	927	2,579	29	30	83
Revenue	- R/kg	/	- $/oz	- sold	85,446	69,201	78,856	316	267	302
Total cash costs	- R/kg	/	- $/oz	- produced	62,595	69,558	59,298	232	269	228
PRODUCTIVITY									
per employee	- g	/	- oz	- target	3,333	2,592	2,744	107.15	83.33	88.23
				- actual	1,430	1,299	1,472	44.73	41.76	47.31
FINANCIAL RESULTS (MILLION)									
Gold sales				76.8	64.1	203.4	9.1	8.0	25.1
Cost of sales				61.3	73.6	195.3	7.3	8.9	24.1
Cash operating costs				55.4	49.0	156.6	6.6	6.1	19.4
Other cash costs				1.8	1.7	(1.2)	0.2	0.2	(0.2)
Total cash costs				57.2	50.7	155.4	6.8	6.3	19.2
Rehabilitation costs				0.8	0.7	3.5	0.1	-	0.4
Production costs				58.0	51.4	158.9	6.9	6.3	19.6
Amortisation of mining assets				5.9	5.4	18.7	0.7	0.6	2.3
Inventory change				(2.6)	16.8	17.7	(0.3)	2.0	2.2
Operating profit				15.5	(9.5)	8.1	1.8	(0.9)	1.0
Capital expenditure				1.7	-	2.7	0.2	-	0.3

AUSTRALIAN REGION

	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001	Quarter ended September 2001	Quarter ended June 2001	Nine months ended September 2001
BROCKS CREEK	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Volume mined - 000 - bcm / - bcy	-	-	-	-	-	-
Treated - 000 - tonnes / - tons	-	-	-	-	-	-
Yield - g/t / - oz/t	-	-	-	-	-	-
Gold produced - kg / - oz 000	-	-	-	-	-	-
Gold sold - kg / - oz 000	-	-	-	-	-	-
Revenue - R/kg / - $/oz - sold	-	-	-	-	-	-
Total cash costs - R/kg / - $/oz - produced	-	-	-	-	-	-
PRODUCTIVITY						
per employee - g / - oz - target	-	-	-	-	-	-
- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)						
Gold sales	-	-	-	-	-	-
Cost of sales	0.5	(0.1)	0.6	0.1	-	0.1
Cash operating costs	0.5	(0.1)	0.6	0.1	-	0.1
Other cash costs	-	-	-	-	-	-
Total cash costs	0.5	(0.1)	0.6	0.1	-	0.1
Rehabilitation costs	-	-	-	-	-	-
Production costs	0.5	(0.1)	0.6	0.1	-	0.1
Amortisation of mining assets	-	-	-	-	-	-
Inventory change	-	-	-	-	-	-
Operating profit	(0.5)	0.1	(0.6)	(0.1)	-	(0.1)
Net capital expenditure	-	-	0.2	-	-	-

NOTES



DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive Officer)
J G Best
D L Hodgson (effective 1 November 2001)
K H Williams

Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman[#]
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung[#]
A W Lea*   (Alternate: P G Whitcutt)
W A Nairn   (Alternate: A H Calver*)
T J Motlatsi
N F Oppenheimer
J Ogilvie Thompson
A J Trahar

* British
\# American

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

ADR DEPOSITARY
The Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011
United States of America
Telephone: +1 212 462 6667
Fax: +1 212 462 6215

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

4th Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth
Western Australia 6000
(PO Box Z5046, Perth WA6831)
Australia

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

***Global Buy*DIRECT**SM
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECTSM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

PRINTED BY INCE (PTY) LTD



ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                 Name: C R Bull
                                                 Title: Company Secretary